UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File No. 1-9924

__________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Plans Administration Committee
One Court Square, 21st Floor
Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citigroup Inc.
388 Greenwich Street
New York, NY 10013

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015

*	Other schedules required by Form 5500 which are not applicable have been omitted

Report of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citi Retirement Savings Plan for Puerto Rico (formerly known as Citibuilder 401(k) Plan for Puerto Rico) (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 9, 2017

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value	$28,919,409	$26,146,682
Investments in fully benefit-responsive investment contracts,
at contract value	1,936,212	1,876,796
Total investments	30,855,621	28,023,478
Receivables:
Employer contributions	1,203,121	1,085,729
Interest and dividends	7,470	6,039
Receivable for securities sold	23,583	48,734
Participant contributions	254	83
Participant loans	1,278,707	1,365,191
Other	973	104
Total receivables	2,514,108	2,505,880
Total assets	33,369,729	30,529,358
Liabilities:
Payable for securities purchased	23,969	52,792
Payable for trustee and administrative fees	9,990	11,191
Total liabilities	33,959	63,983
Net assets available for benefits	$33,335,770	$30,465,375
See accompanying notes to financial statements.

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributable to:
Investment income (loss):
Dividends	$158,434	$132,470
Interest	73,082	76,378
Net appreciation (depreciation) in fair value of investments	2,250,070	(524,816)
Net investment income (loss)	2,481,586	(315,968)
Interest income from loans receivable from participants	57,905	58,506
Contributions:
Employer	1,203,387	1,064,926
Participants	1,209,580	1,118,636
Rollover	119,330	13,988
Total contributions	2,532,297	2,197,550
Total additions to net assets	5,071,788	1,940,088
Deductions from net assets attributable to:
Distributions to participants	2,140,915	5,722,869
Trustee and administrative expenses	49,115	51,065
Dividends paid directly to participants	11,363	4,278
Total deductions from net assets	2,201,393	5,778,212
Net increase (decrease)	2,870,395	(3,838,124)
Net assets available for benefits at:
Beginning of year	30,465,375	34,303,499
End of year	$33,335,770	$30,465,375
See accompanying notes to financial statements.

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Description of the Plan
The following brief description of the Citi Retirement Savings Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc., (the Company) and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 2011 (PRIRC).
Banco Popular de Puerto Rico (Banco Popular) is the trustee of the Plan. From January 1, 2015 through January 31, 2017, Plan investments, including the Citigroup Common Stock Fund, were held at State Street Bank & Trust Company, the custodian, in a trust fund established under the Plan. Effective February 1, 2017, Bank of New York Mellon became the custodian of the plan. State Street Bank & Trust Company was the custodian through January 31, 2017. The Plan is administered by Aon Hewitt, a third‑party administrator.
The Company maintains a financial education program for participants. The program offers educational resources such as articles, tutorials and videos. In addition, the Company has retained a registered investment advisor to provide assistance to participants on asset allocation for their Plan investments based on their individual risk profile, retirement horizon, and other factors.
The Plan also offers the Professional Management Program through a registered investment advisor, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are reduced. If a participant chooses to enroll in the Professional Management Program, the fee is automatically deducted from their account.

Effective January 1, 2016, the Plan was amended to change the name from Citibuilder 401(k) Plan for Puerto Rico to Citi Retirement Savings Plan for Puerto Rico.

(b)	Eligibility
Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, who are considered bona fide residents of Puerto Rico or who perform services primarily in Puerto Rico, as defined in the Plan document.
Full‑time employees or part‑time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.
Part‑time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

(c)	Employee Contributions
An eligible employee may elect to have a portion of his or her eligible pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, as a before‑tax contribution deferral in any 1% increment, by an amount up to 50% of eligible compensation in a whole percentage up to the maximum permitted by law for before‑tax salary deferrals, plus an additional catch‑up contribution, if eligible (in whole percentages but not exceeding 49% of pay). The statutory limit for before‑tax contributions was $15,000 for both 2016 and 2015. Employee before‑tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.
Eligible full or part‑time employees will be subject to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after their eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90‑day grace period from their eligibility date to decline participation in the automatic enrollment. Effective January 1, 2016, the Plan was amended to change the initial automatic deferral percentage from 3% to 6%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested in the Plan’s default investment alternative, which is the Plan’s “target retirement date” fund consistent with the participant’s projected year of retirement, as further explained in the Plan document. For this purpose, a participant’s projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath Funds are the current target retirement date funds offered by the Plan. Prior to January 1, 2016, participants whose first date of hire was on or after January 1, 2007, who were automatically enrolled in the Plan, were deemed to have filed a deferral election authorizing their before‑tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directed otherwise. Effective January 1, 2016, the Plan was amended to change this 10% maximum to 15%. An automatically enrolled employee may change the rate of before‑tax deferrals at any time.
Catch‑up contributions are permitted in accordance with Section 1081.01(d)(7) of the PRIRC. Participants who are over age 50 by the Plan year‑end can contribute up to 49% of their eligible pay up to $1,500 for both 2016 and 2015, increasing the participants’ statutory limitation on before‑tax contribution to $16,500 for both 2016 and 2015. There is no automatic enrollment for catch‑up contributions.
In addition, the PRIRC limits contributions for highly compensated participants, defined by the PRIRC to be participants with annual compensation greater than $120,000 for both 2016 and 2015, respectively.

(d)	Employer Contributions
During 2016 and 2015, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution.
The Company matching contribution was equal to 100% of the participant’s before-tax contributions up to 6% of the participant’s eligible compensation in 2016 and 2015 (up to the annual compensation maximum set by the PRIRC - $265,000 for both 2016 and 2015) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant’s contribution or 6% of the participant’s eligible compensation up to the statutory limit. Catch‑up contributions are not subject to matching contributions, but may be reclassified as before-tax contributions if the participant has not reached 6% of before-tax contributions. Participants must contribute to the Plan to receive Company matching contributions.

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts of eligible employees whose qualifying annual compensation, as defined in the Plan is $100,000 or less.
An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans’ redesign. If an employee’s total benefit opportunity under the three programs was greater than his or her benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.
At December 31, 2016, the employer contribution receivable was $1.20 million; whereas, at December 31, 2015, the employer contribution receivable was $1.09 million. Company contributions relating to 2016 and 2015 were received and credited to participant accounts during the first quarter of 2017 and 2016, respectively.

(e)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.
Participants may elect to invest their deferral contributions, Company contributions, and account balance, among the investment fund options offered under the Plan in whole increments of 1%.
A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.
Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions
The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan’s management and do not affect any other contributions made by or on behalf of a participant.
Of the participant contributions reported in 2016 and 2015, $119,330 and $13,988, respectively, related to rollover contributions into the Plan.

(g)	Investment Options
Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.
In general, Plan participants may move a portion or all of their account balances among the Plan’s investment options through a fund transfer, reallocation or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock T-Fund at any time. However, once a participant moves

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

his or her Plan assets into that fund, he or she cannot move Plan assets out of the fund for seven calendar days.
In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see note 3) through a fund transfer, reallocation or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock T-Fund and the BFA LifePath Index Retirement Fund. The BFA LifePath Index Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher yielding, fixed income investments intended to preserve principal and earned interest.
If a Plan participant moves a portion or all of his account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a noncompeting investment option for at least 90 days before it can be moved into one of the two competing investment options.
These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.
To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest from the Citigroup Common Stock Fund.
In general, no investment related transaction costs are associated with the Plan, though the funds have the right to impose redemption fees, should they decide to do so.
The Plan does not directly participate in securities lending programs; however, there are investment funds that engage in securities lending which are available to Plan participants. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering.
Effective March 13, 2015, the PIMCO Emerging Markets Bond Fund was eliminated as a component of the Emerging Market Bond Fund and the assets were transferred to Wellington Emerging Market Bond Fund.
Effective June 26, 2015, SSgA Active Emerging Market Select was eliminated as a component of the Emerging Market Equity Fund and replaced with TT Emerging Market Equity.
Effective June 26, 2015, the SSgA DJ/UBS Roll Select Commodity Index was renamed the SSgA Bloomberg Roll Select Commodity Index.
Effective September 25, 2015, the PIMCO All Asset All Authority Fund was eliminated and all the assets were transferred to the BlackRock Life Path Fund that most closely matched the impacted participants’ projected retirement year.
Effective June 1, 2016, WAMCO High Yield was eliminated as a component of the High Yield Bond Fund and replaced by BlackRock High Yield and Prudential High Yield. Additionally, the weighting for the High Yield Bond Fund was changed to 40% T. Rowe Price, 40% BlackRock and 20% Prudential.

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

Effective November 30, 2016, the Large Cap U.S. Equity Fund was eliminated and all assets were transferred to the SSgA S&P 500 Index Fund.
Effective March 1, 2017, the Large Cap Non-U.S. Equity Fund was restructured, eliminating the DFA International Value IV and DFA Emerging Markets II components, and adding WCM Focused Growth International, Lazard International and the Schroder Multi Cap International Fund. Additionally, the weighting for the Large Cap Non-U.S. Fund was changed to 25% for each component strategy.
Effective May 22, 2017, the BlackRock T-Fund was eliminated and replaced by the BlackRock Cash Funds: Treasury.

(h)	Vesting
The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.
Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her pre-2008 Company matching contributions.
Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

•	Upon completion of three years of service, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

(i)	Forfeited Accounts
Forfeitures may be used to offset expenses of the Plan. During 2016 and 2015, $6,686 and $1,731, respectively, of forfeitures was used to offset Plan expenses. As of December 31, 2016 and 2015, unallocated forfeitures were $2,486 and $2,433, respectively.

(j)	Loans Receivable from Participants
Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2016 and 2015, bore interest rates from 4.25% to 4.50%.
Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.
Loan repayments by participants who are employed by the Company are generally made through after‑tax payroll deductions. Manual loan repayments by participants who are no longer employed by

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general‑purpose loans or up to 20 years for the purchase of a primary residence.
Each loan is secured through the vested balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is deducted from the account balance before an amount is distributed to the participant.
A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.

(k)	Withdrawals
Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the vested value of his or her participant account if the participant has attained age 59½ or becomes totally and permanently disabled, or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions
A participant, after leaving the Company, can have the total of his or her vested account distributed in accordance with the provisions of the Plan.
If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, age 65, or may request a distribution at any time in the form of a lump‑sum payment or installments. The value of this distribution will be based on the value of the participant’s vested account at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of a participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.
Distributions to which a participant is entitled are the vested amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

The accompanying financial statements have been prepared under the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting (GAAP) principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions. Significant estimates inherent in the preparation of the financial statements include the fair value of investments.

(c)	Investment Valuation and Income Recognition
Investments held by the Plan are generally stated at fair value with the exception of fully benefit-responsive investment contracts, which are stated at contract value.
Cash equivalents and short-term investments are valued at cost, which approximates fair value.
Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over‑the‑counter market are valued at their last sale or bid price. This includes U.S. and non‑U.S. equities in separately managed accounts.
The shares of common stock held by the Citigroup Common Stock Fund are valued at the last reported sale price on the New York Stock Exchange on the last business day of the year.
Mutual funds are valued at the net asset value (NAV) reported in the active market where the fund is traded on a daily basis.
Collective trust funds are valued based on NAV. In 2016, these investments were re-evaluated and determined to have readily determinable fair values as compared to being valued at fair value using NAV as a practical expedient. Participant‑directed redemptions from these collective trust funds generally can be made daily, subject to a Plan imposed 7‑day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2016.
Purchases and sales of investments are recorded on a trade-date basis. Securities purchased or sold near year-end may result in payments on these securities not being made or received until after the Plan’s year-end. The amounts of such payments are recorded as payables or receivables as of year-end in the statements of net assets available for benefits. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Fair Value of Other Assets and Liabilities
The carrying value of other assets and liabilities approximates fair value because of the short term nature of these items.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Recently Issued Accounting Pronouncement

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

In June 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update(ASU) No. 2015-10 Technical Corrections and Improvements (ASU 2015-10). ASU 2015-10 covers a wide ranges of topics in the accounting standard codification and addresses difference between original guidance and the codification, provides clarification on certain guidance including reference corrections, and makes minor improvements to accounting standards. In connection with ASU 2015-10 the disclosures for investments in collective trust funds were reclassified in the fair value hierarchy in note 4 of the financial statements. The reclassification did not have an impact on the net assets available for benefits or the changes in the net assets available for benefits.

(3)	Guaranteed Investment Contracts
The Plan’s BNY Mellon Stable Value Fund (Fund) is a custom investment vehicle that invests in fully benefit‑responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short‑term investments.
Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Synthetic GICs consist of two parts: underlying investments, generally fixed income related securities owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Separate account GICs are investment contracts in a segregated account backed by the general assets of the issuer for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than zero.
There are no reserves against contract value for credit risk of the contract issuers or otherwise.
An investment contract is considered fully benefit‑responsive if all of the following criteria are met:

•	The investment contract is between the Fund and the issuer and the contract cannot be sold or assigned.

•
The contract issuer must be obligated to repay principal and interest to participants in the Fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant‑initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The Fund must allow participants reasonable access to their funds.

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

The Plan’s management has concluded that the GICs are fully benefit‑responsive investment contracts and has reported such contracts at contract value as shown in the table below:

	2016	2015
Investments in fully benefit-responsive investment contracts, at contract value:
Traditional GICs	$—	$10,897
Separate account GICS	303,419	309,408
Synthetic GICs	1,632,793	1,556,491
Investments in fully benefit-responsive investment contracts, at contract value	$1,936,212	$1,876,796
In addition, the Fund owns units of the State Street Short‑Term Investment Fund, which serves as the Fund’s short‑term liquidity vehicle, included in the fair value hierarchy table in cash equivalents and short-term investments.

(4)	Fair Value Measurements
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model‑derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Plan’s management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2016.

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

	December 31, 2016
	Level 1	Level 2	Total
Investments, at fair value:
Cash equivalents and short-term investments	$1,814,425	$137,864	$1,952,289
Collective trust funds	$—	22,298,100	22,298,100
U.S. equities	2,133,444	—	2,133,444
Non-U.S. equities	592,432	—	592,432
Mutual funds	1,943,144	—	1,943,144
Investments, at fair value	$6,483,445	$22,435,964	$28,919,409
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2015.

	December 31, 2015
	Level 1	Level 2	Total
Investments, at fair value:
Cash equivalents and short-term investments	$1,945,232	$193,852	$2,139,084
Collective trust funds	$—	19,232,286	19,232,286
U.S. equities	2,082,443	—	2,082,443
Non-U.S. equities	675,650	—	675,650
Mutual funds	2,017,219	—	2,017,219
Investments, at fair value	$6,720,544	$19,426,138	$26,146,682
Apart from the reclassification of collective trust funds to Level 2 which were previously reported as valued using NAV as a practical expedient to conform to ASU 2015-10 noted in Note 2 to the financial statements, there were no transfers or reclassifications of investments between levels within the fair value hierarchy during the years ended December 31, 2016 and 2015, and there were no changes in valuation methodologies used to measure the fair value of the Plan’s investments as of and for the years ended December 31, 2016 and 2015.

(5)	Administrative Expenses
Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.
Any expenses not borne by the Plan are paid by the Company.

(6)	Risk and Uncertainties
The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign exchange and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant‑directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.
Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
At December 31, 2016 and 2015, approximately 5% of the Plan’s total investments were invested in Citigroup common stock, respectively. The underlying value of the Company stock is subject to operational and market risks.

(7)	Party‑in‑Interest Transactions
Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan’s investment in the Citigroup Common Stock Fund was $1.6 million and $1.4 million December 31, 2016 and December 31, 2015, respectively.
The Plan held direct investments through other investment options in the Company’s common stock of $0 and $16,982 at December 31, 2016 and December 31, 2015, respectively. In 2016 and 2015, the Company paid $11,363 and $4,278, respectively, to the participants for dividends on common stocks held directly.
The Plan held direct investments in State Street Corporation’s common stock of $0 and $9,281 at December 31, 2016 and 2015, respectively.
Certain Plan investments are shares of collective trust funds managed by State Street Corporation amounting to $18.8 million and $15.5 million at December 31, 2016 and December 31, 2015, respectively.
At December 31, 2016 and 2015, the Plan held $137,864 and $193,852, respectively, of the State Street Bank & Trust Co Short‑Term Investment Fund, State Street Bank & Trust Co Government Short‑Term Investment Fund, and State Street (US Dollar) Fund. At December 31, 2016 and 2015, the Plan also held through synthetic GICs $203 in State Street corporate bonds and $868 in State Street Bank & Trust Short-Term Investment Fund, respectively.
These transactions qualify as exempt party‑in‑interest transactions.

(8)	Tax Status
The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 12, 2014 that the Plan as amended and restated effective January 1, 2012 and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. By letters dated April 29, 2016, the Puerto Rico Department of Treasury determined and informed the Plan that Amendments 1, 2 and 3 to the Plan meet the applicable requirements of the PRIRC. On April 6, 2016, the Plan applied to the taxing authority for a determination that Amendment 4 to the Plan effective as of January 1, 2016 and the amendment to the Trust Agreement effective as of August 6, 2015 meet the applicable requirements of the PRIRC. On April 11, 2017, the Plan applied to the taxing authority for a determination that Amendment 5 to the Plan effective as of January 1, 2016 meets the applicable requirements of the PRIRC. Although the Plan has been amended since receiving the September 12, 2014 determination letter, the Plan’s management and the Plan’s legal counsel believe that the Plan, as amended,

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

continues to be qualified as tax‑exempt and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan's management has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax periods in progress. The Company believes the Plan is no longer subject to tax examination for years prior to 2011.

(9)	Plan Termination
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(10)	Pending Litigation
Beginning in October 2011, Citi and related entities and individuals, including individuals alleged to have served as ERISA plan fiduciaries, were named as defendants in five putative class action lawsuits. These actions - Geroulo v. Citigroup Inc., et al., 11 Civ. 7672 (S.D.N.Y.); Ehrbar v. Citigroup Inc., et al., 11 Civ. 7943 (S.D.N.Y.), Muehlgay, et al. v. Citigroup Inc., et al., 11 Civ. 8982 (S.D.N.Y.), Winfield v. Citigroup Inc., et al., 11 Civ. 8990 (S.D.N.Y.), and Goldstein v. Citigroup Inc., et al., 11 Civ. 8999 (S.D.N.Y.) - asserted claims under the Employee Retirement Income Security Act. Judge Koeltl consolidated the cases and appointed Muehlgay, Harris and Meisner as interim lead plaintiffs and Wolf Popper LLP and Harwood Feffer LLP as interim co-lead counsel. Plaintiffs alleged, in short, that it was imprudent for the defendants to have maintained Citigroup stock as a Citi Retirement Savings Plan for Puerto Rico investment option during a putative class period of January 16, 2008 through March 5, 2009. Plaintiffs’ most recent complaint, the third consolidated amended complaint (“TCAC”), was filed on July 30, 2014. Defendants moved to dismiss the TCAC. On May 13, 2015, the Court issued an opinion and order granting Defendants’ motion to dismiss in its entirety. Plaintiffs filed a motion for reconsideration on June 10, 2015, which was denied in its entirety on July 6, 2015. On August 4, 2015, plaintiffs appealed the decisions on both motions to the United States Court of Appeals for the Second Circuit.  On May 23, 2016, the Second Circuit issued a summary order dismissing plaintiffs’ appeal and affirming the District Court’s judgment.  On August 19, 2016, plaintiffs filed a petition for a writ of certiorari in the Supreme Court of the United States, and on December 5, 2016, that petition was denied. Plaintiffs have exhausted their right to appeal and the decision of the Second Circuit stands as the final decision.

(11)	Subsequent Events
The Plan’s management evaluated subsequent events through the date on which the financial statements were issued and determined that, other than those disclosed throughout the financial statements, no additional disclosures were required.

(12)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2016 and 2015:

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

	2016	2015
Net assets available for benefits per the financial statements	$33,335,770	$30,465,375
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,330	27,313
Net assets available for benefits per the Form 5500	$33,347,100	$30,492,688

Net increase (decrease) in net assets available for benefits per the financial statements	$2,870,395	$(3,838,124)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(27,313)	(78,375)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,330	27,313
Net increase (decrease) in net assets per Form 5500	$2,854,412	$(3,889,186)

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value

	Cash equivalents and short-term investments:
	Australian Dollar			39	$28	$28
	Blackrock T-Funds			1,814,433	1,814,433	1,814,433
	Brazilian Real			3	1	1
	Canadian Dollar			1	1	1
	Danish Krone			39	6	6
	Euro Currency			10	10	10
	Hong Kong Dollar			106	13	13
	Indian Rupee			1,747	26	26
	Japanese Yen			3,726	32	32
	Kenyan Shilling			29	—	—
	Mexican Peso			760	37	37
	Mexican Peso(New)			223	11	10
	New Taiwan Dollar			9,977	311	310
	New Zealand Dollar			28	20	20
	Philippine Peso			774	16	16
	Polish Zloty			68	18	16
	Pound Sterling			136	168	167
	Romanian Leu			90	22	21
	South African Rand			189	14	14
	South Korean Won			1	—	—
*	State Street (US Dollar)			10,135	10,135	10,135
*	State Street Bank & Trust Co Short Term Investment Fund			34,771	34,771	34,771
*	State Street Bank & Trust Co Government Short Term Investment Fund			92,958	92,958	92,958

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Turkish Lira			4	1	1
	Uae Dirham			23	7	7
	US Dollar Overdrawn			(744)	(744)	(744)
	Yuan Renminbi			4	—	—
	Yuan Renminbi Offshore			3	1	—
	Total cash equivalents and short-term investments				1,952,296	1,952,289
	Collective trust funds:
	BFA Lifepath Index 2020 Fund			7,655	112,431	136,942
	BFA Lifepath Index 2025 Fund			19,682	271,684	335,797
	BFA Lifepath Index 2030 Fund			18,434	273,285	339,374
	BFA Lifepath Index 2035 Fund			21,669	302,734	373,823
	BFA Lifepath Index 2040 Fund			47,320	716,427	883,632
	BFA Lifepath Index 2045 Fund			40,886	563,055	704,773
	BFA Lifepath Index 2050 Fund			15,688	194,158	221,497
	BFA Lifepath Index 2055 Fund			598	10,426	10,969
	BFA Lifepath Index Retirement			13,932	222,153	246,891
*	SSgA Bloomberg Roll Select Commodity Index			10,915	94,321	78,467
*	SSgA Emg Mkts Indx NL SF CL A			28,086	700,622	686,099
*	SSgA Intl Indx SL SF CL I			148,790	3,102,920	3,498,204
*	SSgA Russell All Cap (R) Indx SL SF CL I			68,408	1,473,256	2,864,098
*	SSgA Russell Small Cap (R) Indx SL SF CL I			15,018	382,166	780,175
*	SSgA S&P 500 (R) Indx SL SF CL I			11,465	4,065,711	6,061,184
*	SSgA S&P Midcap (R) Indx SL SF CL I			36,973	1,542,789	2,514,516
*	SSgA U.S. Inflation Pro Bond Indx SL SF CL I			12,118	174,765	186,190

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
*	SSgA U.S. Diversified Bond BL SF CL A			206,434	2,095,002	2,180,978
	Wellington CIF II Citigroup Emerging Markets Debt Portfolio			14,892	191,691	194,491
	Total collective trust funds				16,489,596	22,298,100
	Mutual funds:
	Blackrock High Yield Portfolio Fund			19,635	144,554	150,010
	DFA Emerging Markets Portfolio			11,480	273,542	249,471
	DFA International Value Portfolio			44,449	568,604	564,938
	Dodge & Cox International Stock Fund			16,498	574,542	628,558
	Ishares India			156	3,842	4,271
	Ishares Msci India			323	8,880	8,657
	Legg Mason Bw Global Opportunities			10,866	120,138	109,202
	Prudential High Yield Fund			13,762	72,610	75,143
	T Rowe Price International Discovery Fund			16,951	156,447	150,011
	Vinacapital Vietnam Opportunity			852	2,185	2,883
	Total mutual funds				1,925,344	1,943,144
	Non-U.S. equities:
	58.Com Inc			32	1,515	904
	Aalberts Industries			36	984	1,178
	Abcam Plc			211	1,466	1,998
	Adecoagro Sa			275	3,129	2,849
	Advantech Co Ltd			64	437	504
	Afreecatv Co Ltd			49	1,497	1,007
	Ahlsell Ab			12	60	66
	Aia Group Ltd			1,043	6,062	5,885

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Air Arabia Pjsc			3,606	1,368	1,306
Air Water Inc			72	1,104	1,310
Airports Of Thailand Pcl			117	1,222	1,303
Alibaba Group Holding			170	14,307	14,900
Alpha Bank			1,243	2,699	2,491
Alsea Sab			175	653	502
Altus Group Ltd			31	692	714
Amadeus It Group			36	1,394	1,651
Ambev Sa			158	969	773
Ambu A			34	636	1,376
Amorepacific Corp			3	850	700
Amplifon Spa			117	1,173	1,120
Arcelik A.S.			91	518	547
Ascential Plc			534	1,588	1,781
Ashmore Group Plc			352	1,887	1,221
Asian Paints Ltd			80	1,153	1,055
Aspen Insurance Holdings Ltd			74	3,446	4,104
Aspen Pharmacare Holdings			31	827	636
Assured Guaranty Ltd			28	715	1,063
Astra International Tbk			2,692	1,282	1,653
Avanza bank Holding			37	1,276	1,502
Axiare Patrimonio Socimi Sa Reit			162	2,068	2,367
Axis Bank Ltd			28	1,039	927
Axis Capital Holdings Ltd			44	2,234	2,899

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Ayala Land Inc			1,360	1,103	875
Baidu Inc			12	2,171	1,963
Bajaj Financial Ltd			63	764	783
Banca Generali Spa			48	1,317	1,139
Banco Macro Sa			46	3,061	2,993
Banco Santander Chile			67	1,568	1,461
Bangkok Airways			4,717	3,100	2,990
Bangkok Dusit Med Service			1,337	858	863
Bank Negara Indonesia Perser			9,639	3,657	3,953
Bank Of The Ryukyus Ltd			69	1,081	911
Bank Rakyat Indonesia Perser			2,887	2,256	2,502
Baron De Ley			6	592	791
BB Seguridade Participacoes			149	1,397	1,295
BDO Unibank Inc			437	1,027	986
BEC World Pcl			1,223	1,437	568
BEC World Public Co Ltd			74	62	34
Benesse Holdings Inc			41	1,066	1,134
Bharat Financial Inclusion			77	724	667
Bharat Petroleum Corp			92	699	856
Bid Corp Ltd			74	1,287	1,323
Bidvest Group Ltd			59	484	784
Biomerieux			7	716	1,026
BM & Fbovespa Sa			262	1,519	1,328
Booker Group Plc			210	597	456

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Bosch Ltd			2	690	585
BR Malls Participacoes			208	1,025	765
Brasil Brokers Participacoes			560	506	272
Brenntag Ag			23	1,173	1,297
Britannia Industries Ltd			11	503	447
Brunello Cucinelli			37	658	785
BT Investment management Ltd			162	898	1,251
Cairn Homes Plc			695	889	990
Capitec Bank Holdings Ltd			21	894	1,084
Cardtronics Plc			12	558	664
Centrais Elec Bras			122	941	960
Central Pattana Pub Co			1,083	1,593	1,716
Century Pacific Food Inc			3,816	1,015	1,242
Cerved Information Solutions			76	614	629
China Life Insurance Co Ltd			627	645	623
China Maple Leaf Educational			2,896	1,877	1,924
China Pacific Insurance			1,611	6,951	5,620
China Resources Land Ltd			753	1,992	1,695
Cia Saneamento Do Parana			1,391	4,118	4,593
CIE Automotive Sa			46	849	897
Cielo Sa			138	1,394	1,181
CJ Cheiljedang Corp			3	1,099	905
Clsa Global Markets Pte. Ltd			1,393	1,169	1,155
Cnooc Ltd			3,451	3,860	4,318

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Cochlear Ltd			17	1,061	1,533
Computer Modelling Group Ltd			43	441	293
Concentric			111	1,254	1,384
Cosan Ltd			361	1,597	2,709
Cosmax Inc			30	3,314	3,957
CP All Pcl			1,309	1,940	2,286
Credicorp Ltd			14	1,843	2,195
Credit Saison Co Ltd			39	696	687
Credito Real Sab De Cv Sofom			287	773	381
CSPC Pharmaceutical Group			1,621	1,694	1,731
Ctrip.Com International			44	2,153	1,745
CTS Eventim Ag & Co Kgaa			35	1,002	1,094
Cvc Brasil Operadora			349	2,495	2,539
Daiichikosho Co Ltd			22	600	868
Daio Paper Corp			126	1,272	1,335
DCC Plc			22	1,329	1,659
Descartes Systems			56	861	1,191
DFS Furniture Plc			251	995	703
Dirtt Environmental Solution			49	229	229
Disco Corp			8	656	927
Dksh Holding			22	1,587	1,527
Dmci Holdings Inc			7,249	1,867	1,934
Dometic Group			163	1,031	1,202
Dp World Ltd			134	2,796	2,352

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Dufry Ag Reg			12	1,706	1,504
Duzonbizon Co Ltd			55	1,050	968
E.Sun Financial Holding Co			1,942	1,019	1,105
Ebiquity Plc			341	657	411
Ecorodovias Infra			1,317	2,589	3,333
Edenred			46	1,092	921
Edita Food Industries			109	883	480
Eicher Motors Ltd			3	788	833
Eiken Chemical Co Ltd			34	872	898
Electric Power Development			56	1,188	1,296
Emaar Malls PJSC			588	495	419
Emaar Properties PJSC			668	1,269	1,296
Engie Brasil Energia Sa			59	754	639
Ennoconn Corp			39	459	498
EO Technics Co Ltd			13	1,212	935
Essent Group Ltd			56	1,225	1,796
Eurofins Scientific			4	1,145	1,838
Even Construtora E Incorpora			1,082	1,413	1,230
Everest Re Group Ltd			9	1,409	1,960
Exova Group Plc			487	1,315	1,143
Ferroglobe Plc			58	814	629
Finecobank Spa			207	1,120	1,163
First Gulf Bank			219	667	767
Firstrand Ltd			593	1,973	2,305

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fisher & Paykel Healthcare			346	1,463	2,056
Flybe Group Plc			836	1,442	455
Fomento Economico Mex			16	1,523	1,256
Fresh Del Monte Produce Inc			13	760	777
Fubon Financial Holding Co			831	1,337	1,315
Fufeng Group Ltd			2,897	1,437	1,431
Fujitec Co Ltd			169	1,694	1,980
Fujitsu General Ltd			82	1,105	1,744
Geely Automobile Holdings			909	843	869
Genus Plc			32	722	717
Georgia Healthcare Group Plc			279	782	1,230
Ginko International Co Ltd			334	3,379	3,461
Global Indemnity Ltd			11	296	416
Godrej Consumer products Ltd			25	491	558
Greencross Ltd			190	833	942
Grifols Sa			69	1,374	1,320
Grupo Aeroport Del Pacific			93	747	765
Grupo Aeroportuario Sur			5	776	741
Grupo Bimbo			211	561	480
Grupo Fin Santander			379	680	548
Grupo Mexico			261	692	713
GS Retail Co Ltd			26	733	1,025
GT Capital Holdimgs Inc			18	570	466
Gudang Garam Tbk			163	803	775

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Haier Electronics Group Co			752	1,246	1,183
Halfords Group Plc			282	1,188	1,273
Hana Financial Group			68	1,899	1,753
Hankook Tire Co Ltd			18	851	878
Hanon Systems			50	499	429
Hanssem Co Ltd			9	1,411	1,506
Havas Sa			82	715	694
Havells India Ltd			86	383	435
HDFC Bank Ltd			262	3,566	4,638
Hero Motocorp Ltd			26	1,176	1,155
Hikari Tsushin Inc			17	1,206	1,608
Hindustan Unilever Ltd			70	959	848
Hitachi Metals Ltd			96	1,008	1,308
Home product center Pcl			2,439	678	694
Horiba Ltd			26	936	1,198
Horizon Pharma Plc			3	44	45
Hoshino Resorts Reit Inc			—	1,243	1,290
Housing Development Finance			155	2,795	2,888
Hsbc Holdings Plc			224	1,751	1,815
Huaneng Renewables Corp			1,838	682	598
Huhtamaki Oyj			27	776	997
Huntsworth Plc			656	514	308
Hyundai Motor Co			27	3,257	3,209
Hyundai Motor Co Ltd			17	1,428	1,384

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Icon Plc			9	445	649
Iguatemi Emp De Shopping			107	929	880
Imcd Group			36	1,108	1,543
Inbody Co Ltd			72	2,215	1,599
Indofood Cbp Sukses Makmur			746	448	475
Indraprastha Gas Ltd			57	731	772
Indusind Bank Ltd			167	2,029	2,728
Infraestructura Energetica			128	560	561
Integrated Diagnostics Holding			218	1,017	736
Intermediate Capital Group			110	963	951
Interpark Corp			48	954	403
Intertrust			56	1,049	985
Intl Container Term Svcs Inc			114	207	165
Investec Plc			255	2,064	1,686
Invincible Investment Corp			1	558	491
IP Group Plc			317	1,068	701
IQE Plc			3,952	1,046	1,855
Itau Unibanco Holding			536	4,517	5,547
Itc Ltd			287	1,071	1,017
Ituran Location and Control			110	2,411	2,925
Japan Securities Finance Co			245	1,517	1,341
Jollibee Foods Corp			127	603	495
JP Morgan Structured Products			998	3,087	3,423
Just Eat Plc			251	1,495	1,811

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Kakaku.Com Inc			60	906	1,000
Kalbe Farma Tbk			5,388	584	606
Kendrion			32	912	913
Koito Manufacturing Co Ltd			30	890	1,610
Korean Electric Power Corp			61	3,082	2,226
Korean Reinsurance Co			81	866	761
Kroton Educational			297	1,407	1,217
KT & G Corp			9	888	769
Laboratorios Farmaceuticos			79	895	1,024
Largan Precision Co Ltd			13	1,074	1,527
Leeno Industrial Inc			20	744	721
LG Chem Ltd			18	3,545	3,817
LG Corp			112	5,537	4,890
LG Household & Health Care			2	1,216	1,230
Lig Nex 1 Co Ltd			18	1,220	1,214
Lindab International			95	752	766
Livanova Plc			22	1,421	995
Localiza Rent A Car			75	839	789
Lojas Renner S.A.			149	958	1,061
Lukoil Pjsc Spon			69	3,820	3,885
Luthai Textile Co Ltd			1,290	1,891	1,549
Luxoft Holding Inc			81	4,381	4,544
Macquarie Bank Ltd			737	1,092	1,687
Magicjack Vocal Tec Ltd			15	115	104

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Magnit Pjsc Spon			25	1,018	1,088
Maiden Holdings Ltd			52	653	907
Mail.Ru Group			46	1,146	847
Maisons Du Monde			58	1,166	1,541
Majestic Wine Plc			218	1,252	848
Major Cineplex Group			645	479	590
Mando Corp			2	558	459
Marcopolo Sa			1,215	820	1,023
Maruti Suzuki India Ltd			31	1,960	2,391
Matahari Department Store			715	912	803
Max Financial Services Ltd			121	1,001	989
Mayora Indah			11,298	1,119	1,380
MDC Partners Inc			12	74	76
Mebuki Financial Group Inc			292	1,183	1,084
Metawater Co Ltd			56	1,164	1,338
Metro Pacific Investments Co			3,720	591	499
Miner Va Sa			521	1,862	1,946
Minor International Pcl			594	631	592
Minth Group Ltd			454	895	1,414
Miraca Holdings Inc			16	667	705
Mitsui Fudosan Logistics Par Reit			—	937	973
Miura Co Ltd			48	660	733
Moncler Spa			53	768	929
Mori Hills Reit Investment			1	1,090	1,192

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Motherson Sumi Sytems Ltd			152	724	727
Musashi Seimitsu Industry Co			66	1,321	1,729
Myob Group Ltd			314	882	831
Nabtesco Corp			46	1,110	1,077
Nakanishi Inc			15	504	577
Naspers Ltd			114	14,512	16,760
Naver Corp			4	2,349	2,340
Netease Inc			12	1,904	2,579
New Oriental Educatio SP			20	908	821
Nexity			9	413	425
Nien Made Enterprise Co Ltd			39	399	402
Nifco Inc			26	955	1,377
Nihon Parkerizing Co Ltd			49	494	579
Nikkiso Co Ltd			116	1,185	1,107
Nippon Ceramic Co Ltd			53	753	910
Nippon Seiki Co Ltd			114	2,372	2,421
Nippon Soda Co Ltd			215	998	1,013
Nisshin Steel Co Ltd			119	1,417	1,470
Nof Corp			43	407	415
Norma Group			46	2,009	1,954
Nutribiotech Co Ltd			37	2,155	1,901
Obara Group Inc			51	1,882	2,291
Odontoprev Sa			204	710	791
Oil Search Ltd			125	615	648

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Oriflame Holding			30	965	913
Orthofix International NV			21	657	752
Osstem Implant Co Ltd			24	1,262	1,195
OTP Bank Plc			59	1,541	1,695
Oxford Instruments Plc			139	1,909	1,255
Pacific Textiles Holdings			3,021	3,932	3,281
Paddy Power Betfair Plc			10	787	1,020
Paltac Corporation			69	1,380	1,622
Pampa Energia			126	2,901	4,403
Partners Group Holding			4	988	1,665
Paysafe Group Plc			306	1,443	1,403
Pembangunan Perumahan Perser			6,268	1,829	1,772
Petrobras Petroleo Bras			1,079	5,649	4,930
Petroleo Brasileiro Spon			241	2,531	2,435
Petronet Lng Ltd			107	642	577
Pets At Home Group Plc			318	1,263	939
Pidilite Indusries Ltd			48	425	413
Ping An Insurance Group Co			391	1,977	1,958
Playtech Plc			221	2,517	2,253
President Chain Store Corp			127	959	908
Press Kogyo Co Ltd			389	1,599	1,722
Promotora Y Operadora De Inf			13	170	106
Prosegur Comp Seguridad			145	791	909
Public Bank Berhad			513	2,314	2,255

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Pure Technologies Ltd			30	213	106
Qatar National Bank			18	718	809
Raia Drogasil Sa			71	1,210	1,337
Rathbone Brothers Plc			25	803	615
Reliance Worldwide Corp Ltd			300	677	695
Renishaw Plc			21	576	663
Richter Gedeon			21	421	445
Robinsons Retail Holdings Inc			1,206	1,861	1,801
Ros Agro Plc			204	2,850	2,715
S & T Motiv Co Ltd			19	1,113	757
S.A.C.I Falabella			138	1,172	1,098
Sakata Seed Corp			7	187	200
Samsonite International			383	1,237	1,093
Samsung Biologics Co Ltd			6	779	747
Samsung Electronics			3	2,802	3,352
Samsung Electronics Co Ltd			11	12,389	16,103
Samsung Fire & Marine Ins			4	910	816
Sanwa Holdings Corp			205	1,487	1,962
Savills Plc			154	1,918	1,332
Sberbank Pao Sponsored			506	4,691	5,865
Scout24 Ag			47	1,602	1,678
Security Bank Corp			106	496	407
Seven Generations Energy			36	653	850
Sfs Group Ag			12	876	1,008

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Shinhan Financial Group Ltd			34	1,359	1,280
Shop Apotheke Europe			20	639	559
Shopify Inc			23	682	969
Shree Cement Ltd			3	729	620
Sino Biopharmaceutical			2,699	1,956	1,901
Sinopharm Group Co			178	861	734
Sitc International holdings			1,981	1,028	1,206
Skylark Co Ltd			97	1,126	1,290
SM Investments Corp			66	943	876
Smartone Telecommunications			620	988	833
Spie Sa			41	791	857
Spirax Sarco Engineering Plc			19	995	995
Stabilus Sa			23	745	1,241
Stanley Electric Co Ltd			33	749	901
Steinhoff International			275	1,649	1,434
Sumitomo Seika Chemicals Co			42	1,328	1,661
Sunny Optical Tech			185	906	810
Surya Citra Media			3,239	994	673
Taiwan Semiconductor Manufacture			1,860	8,596	10,476
Taiwan Semiconductor SP			187	3,991	5,378
Taiyo Holdings Co Ltd			38	1,281	1,464
Takeaway.Com Holding			44	1,171	1,082
Takkt Ag			45	767	1,011
Tal Education Group			26	1,078	1,757
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Tarkett			25	826	916
Tata Motors Ltd			171	977	1,186
Tecan Group			15	1,727	2,275
Ted Baker Plc			37	1,136	1,275
Tele Columbus			175	1,594	1,461
Telecom Argentina			62	1,068	1,135
Telekomunikasi Indonesia			6,121	1,495	1,808
Temp Holdings Co Ltd			91	944	1,421
Tencent Holdings Ltd			350	6,232	8,556
TFS Corporation Ltd			986	1,233	1,186
Thai Beverage Pcl			1,519	883	894
Thule Group			81	933	1,270
Tofas Turk Otomobil Fabrika			94	614	661
Tokyo Tatemono Co Ltd			41	565	543
Tong Ren Tang Technologies			722	1,211	1,339
Trade Me Group Ltd			186	642	653
Tranmissora Alianca De Unit			146	954	933
Travelport Worldwide Ltd			77	1,078	1,089
Travelsky Technology Ltd			912	1,357	1,919
Trinseo SA			19	895	1,098
Tyman Plc			246	987	838
Ul Trapar Participacoes SA			57	1,231	1,204
Uni President Enterprises Co			532	965	882
Unilever Indonesia Tbk			291	917	837

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
United Tractors Tbk			132	193	209
Universal Robina Corp			124	442	408
Upl Ltd			76	603	722
Van Lanschot			52	1,037	1,093
Vat Group			15	788	1,230
Victrex Plc			106	2,858	2,530
Vostok New ventures Ltd			108	670	890
Vt Holdings Co Ltd			208	780	1,028
Walmart De Mexico			698	1,673	1,258
Wandisco Plc			113	541	279
Weg Sa			189	990	898
Weichai Power Co Ltd			477	689	735
Weifu High Technology Group			444	1,465	1,055
Wirecard Ag			28	1,066	1,220
X5 Retail Group			140	3,286	4,544
Xaar Plc			144	1,040	709
Xinyi Solar Holdings Ltd			9,344	3,561	3,037
XXL Asa			136	1,381	1,546
Yandex Nv			61	1,228	1,220
Yellow Hat Ltd			55	1,149	1,195
Yes Bank Ltd			131	1,837	2,223
Yoox Net A Porter Group			79	2,008	2,246
Yougov Plc			362	640	1,118
YY Inc			38	1,707	1,489

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Zee Entertainment Entreprise			97	591	646
Zhou Hei Ya international			2,250	1,850	1,973
Total Non-U.S. equities				561,230	592,432
U.S. equities:
AAR Corp			7	242	231
ABM Industries Inc			17	460	675
Acadia Realty Trust			184	6,349	5,997
Achillion Pharmaceuticals			120	804	496
ACI Worldwide Inc			167	3,367	3,030
Actuant Corp			48	1,154	1,234
Advanced Energy Industries			23	550	1,243
Adverum Biotechnologies Inc			76	972	221
Aegion Corp			23	542	537
Air Lease Corp			45	1,228	1,537
Alexander & Baldwin Inc			86	3,226	3,871
AMAG Pharmaceuticals Inc			30	760	1,050
AMBAC Financial Group Inc			20	289	442
American Assets Trust Inc			183	7,442	7,867
American Axle & Mfg Holdings			62	1,096	1,187
American Campus Communities			124	6,113	6,175
American Eagle Outfitters			42	623	631
American Homes 4 Rent			302	6,068	6,327
American Outdoor Brands Corp			13	305	275
Amkor Technology Inc			24	226	256

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Angiodynamics Inc			8	124	128
Anixter International Inc			5	466	404
Anworth Mortgage Asset Corp			41	223	212
Applied Genetic Technologies			31	441	290
Arcbest Corp			13	431	361
Ares Commercial Real Estate Reit			35	453	476
Argan Inc			16	918	1,127
Ascena Retail Group Inc			48	247	297
Aspen Technology Inc			5	252	298
Astec Industries Inc			2	106	111
At Home Group Inc			3	39	39
Atkore International Group			20	395	489
Atwood Oceanics Inc			45	428	593
Autobytel Inc			14	255	192
Avalonbay Communities Inc			111	18,712	19,622
Banc of California			27	443	467
Bankrate Inc			80	665	886
Barracuda Networks Inc			37	849	799
Barrett Business Svcs Inc			11	624	699
Bel Fuse Inc			6	109	200
Belden Inc			13	994	988
Big Lots Inc			7	351	357
Biospecifics technologies			5	255	304
Blackstone Mortgage Tru Cl A Reit			15	435	448

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Blucora Inc			45	434	658
BMC Stock Holdings Inc			28	516	537
Booz Allen Hamilton Holdings			15	339	535
Boston Properties Inc			154	19,565	19,392
Boyd gaming Corp			18	333	356
Bristow Group Inc			23	638	473
Brooks Automation Inc			36	401	610
Cabot Corp			11	551	558
Callaway Golf Company			24	280	261
Camden PropertyTrust			125	9,700	10,479
Capella Education Co			11	753	1,002
Carbonite Inc			13	215	212
Cardiovascular Systems Inc			16	341	378
CEB Inc			15	718	885
Celldex Therapeutics Inc			63	368	224
Central Garden and Pet Co			20	358	604
Chatham Lodging Trust			168	2,977	3,461
Chatham Lodging Trust Reit			19	419	386
Chemed Corp			6	530	929
Chemours Co			47	713	1,042
Children's Place Inc			2	135	205
Chimerix Inc			86	412	397
Choice Hotels Intl Inc			18	794	994
Ciena Corp			24	563	588

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Cirrus Logic Inc			17	920	947
*	Citigroup Inc			26,513	2,091,112	1,575,662
	Clovis Oncology Inc			4	172	169
	Clubcorp Holdings Inc			65	931	928
	Coherent Inc			5	318	663
	Colony Capital Inc			15	305	302
	Columbia Banking System Inc			14	287	622
	Commercial Metals Co			13	213	282
	Commvault Systems Inc			2	125	124
	Concert Pharmaceuticals Inc			38	684	389
	Convergys Corp			8	189	206
	Cooper Standard Holding			10	774	1,023
	Coresite Realty Corp			17	1,263	1,319
	Crane Co			10	517	688
	Cubesmart Reit			338	8,844	9,054
	Cubic Corp			6	296	307
	Curtiss Wright Corp			4	236	355
	Customers Bancorp Inc			5	188	186
	Cynosure Inc			11	570	521
	CYS Investments Inc			109	927	839
	Darling Ingredients Inc			19	270	241
	Dave & Buster Entertainment			8	474	471
	DDR Corp			302	4,966	4,613
	Dean Foods Co			4	78	86

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
DHI Group Inc			27	248	171
Digital Realty Trust Inc			28	2,518	2,721
Douglas Emmett Inc			130	4,643	4,744
Dril Quip Inc			6	321	338
DSP Group Inc			6	77	84
Dupont Fabros Technology Reit			248	10,162	10,899
Easterly Government Properti			173	3,257	3,473
Emcor Group Inc			2	102	135
Emergent Biosolutions Inc			3	123	108
Empire State Realty Trust			327	6,627	6,606
Enanta Pharmaceuticals Inc			8	206	268
Endurance International Group			26	197	239
Enersys			42	2,660	3,259
Enteromedics Inc			28	—	—
Envision Healthcare Corp			8	418	527
Equity Lifestyle Properties			62	4,627	4,488
Equity Residential			333	20,427	21,412
ERA Group Inc			3	56	58
Evertec Inc			13	215	239
Evolution Petroleum Corp			4	36	43
Extended Stay America Inc			374	5,018	6,039
Extraction Oil & Gas Inc			4	67	72
Extreme Networks Inc			98	424	492
FCB Financial Holdings			18	714	869

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Agric Mtg Corp			10	331	545
Federal Realty Invs Trust			66	9,781	9,439
Ferro Corp			12	167	170
Ferroglobe Rep & Wrnty Ins Tru Non Transferable Bene Int			58	—	—
Finish Line			76	1,726	1,440
First American Financial			27	731	995
First Citizens Bcshs			2	481	722
First Defiance Finl Corp			5	195	270
First Solar Inc			5	181	165
Firstcash Inc			9	361	437
Five Prime therapeutics Inc			2	111	108
Fonar Corp			34	545	658
Forest City Realty Trust			380	8,162	7,916
Forestar Group Inc			15	195	197
Forward Air Corp			32	1,388	1,496
Fossil Group Inc			78	5,525	2,005
Four Corners Property Trust Reit			8	161	174
Francescas Holdings Corp			48	983	874
FTD Cos Inc			13	420	318
FTI Consulting Inc			11	381	511
G & K Services Inc			5	320	520
General Cable Corp			6	113	106
Gigamon Inc			7	220	300
Glaukos Corp			5	161	181

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Global brass & Copper Holding			9	169	297
Goldfield Corp			25	113	126
Gramercy Property Trust			1,032	9,343	9,476
Granite Construction Inc			8	300	423
Graphic Packaging Holding Co			99	1,038	1,238
Green Plains Inc			3	78	88
Group 1 Automotive Inc			3	189	228
Gulfport Energy Corp			11	321	248
Hackett Group Inc			28	440	488
Hallador energy Co			31	277	280
Hanmi Financial Corporation			12	314	420
Hanover Insurance Group Inc			9	407	805
Hawaiian Holdings Inc			24	663	1,359
Heidrick & Struggles Intl			13	266	314
Herman Miller Inc			29	828	984
Hillenbrand Inc			10	308	379
HMS Holdings Corp			10	180	175
Hooker Furniture Corp			8	265	289
Horizon Global Corp			12	248	286
Host Hotels & Resorts Inc			638	9,851	12,020
Huntington Ingalls Industries			5	246	864
IDT Corp			15	219	283
INC research Holdings Inc			21	769	1,101
Independent Bank Corp			8	139	171

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Infinity Pharmaceuticals Inc			70	424	95
Infinity Property + Casualty			4	256	335
Innophos Holdings Inc			3	146	159
Inphi Corp			10	446	447
Insight Enterprises Inc			16	435	645
Insperity Inc			10	590	675
Insteel Industries Inc			8	195	276
Integra Lifesciences Holding			10	413	820
Intra Cellular Therapies Inc			10	138	153
J2 Global Inc			5	420	425
Jones Lang Lasalle Inc			31	3,238	3,152
K12 Inc			12	182	211
Kadant Inc			3	128	155
Kapstone Paper and Packaging			14	267	308
Kar Aution Services Inc			14	449	616
KCG Holdings Inc			52	725	689
KMG Chemicals Inc			6	217	222
Knoll Inc			7	169	191
Koppers Holdings Inc			2	69	72
Korn/Ferry International			10	304	300
La Quinta Holdings Inc			175	1,931	2,482
LA Z boy Inc			22	624	697
Lannett Co Inc			8	271	187
Lantheus Holdings Inc			102	934	881

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Lasalle Hotel Properties Reit			12	263	363
LCI Industries			20	1,387	2,175
Lemaitre Vascular Inc			2	36	39
Lifepoint Health Inc			11	588	597
Lifevantage Corp			21	178	168
Lindsay Corp			15	1,149	1,139
Lithia Motors Inc			7	572	635
Live Nation Entertainment Inc			7	141	178
Louisiana Pacific Corp			44	814	836
Lydall Inc			5	258	314
M/I Homes Inc			5	103	118
Macerich Co			80	6,077	5,690
Macrogenics Inc			11	272	230
Magellan Health Inc			11	789	840
Malibu Boats Inc			2	46	46
Marinemax Inc			24	475	464
Masimo Corp			9	455	598
Maximus Inc			10	462	585
Maxlinear Inc			27	462	578
Mbia Inc			44	397	474
MCBC Holdings Inc			5	74	79
Medicines Company			11	389	362
Medifast Inc			21	638	878
Medpace Holdings Inc			10	365	375

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Mercadolibre Inc			27	3,271	4,122
Method Electronics Inc			12	445	498
MFA Financial Inc Reit			92	726	701
Microstrategy Inc			2	310	351
Minerals Technologies Inc			10	543	787
Molina Healthcare Inc			18	945	970
Monarch Casino & Resort Inc			5	97	124
Moneygram International Inc			34	366	403
MSG Networks Inc			5	92	98
MTGE Investment Corp			9	181	149
Mueller Water Products Inc			15	187	196
Multi Packaging Solutions Inc			15	202	212
Nanostring Technologies inc			12	260	263
Nationstar Mortgage Holdings			25	763	460
Natus Medical Inc			14	482	481
Navient Corp			39	368	647
Navigant Consulting Inc			48	758	1,269
Navigators Group Inc			28	1,763	3,263
Navigent Consulting Inc			25	457	660
NCI Building Systems Inc			42	479	657
Neff Corp			5	69	67
Nektar Therapeutics			16	248	202
Nelnet Inc			21	780	1,057
Netgear Inc			29	1,186	1,536

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Northeast Bancorp			2	23	23
Nu Skin Enterprises Inc			9	577	426
Office Depot Inc			118	437	534
Olin Corp			16	268	414
Olympic Steel Inc			13	296	310
Omega Protein Corp			35	865	871
Omnova Solutions Inc			29	269	287
On Assignment Inc			5	182	233
Ophthotech Corp			23	113	110
Orasure Technologies Inc			18	126	157
Orion Group Holdings Inc			7	69	71
Outfront Media Inc			28	603	699
Owens & Minor Inc			16	565	567
Pacific Ethanol Inc			4	37	36
Parexel International Corp			12	656	765
Patrick Industries Inc			1	90	106
PCM Inc			11	241	257
PDL Biopharma Inc			44	362	94
Penn Real Estate Investment Reit			51	1,061	969
Pharmerica Corp			22	543	541
Piedmont Office Realty Trust			504	10,559	10,529
Pinnacle Entertainment Inc			15	205	211
Plexus Corp			5	230	295
Ply Gem Holdings Inc			38	542	618

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
PNM Resources Inc			6	163	201
Popular Inc			13	359	550
Power Integrations Inc			1	32	34
PRA Group Inc			7	174	272
Prologis Inc			444	22,571	23,423
Public Storage			83	17,768	18,541
Puma Biotechnology Inc			7	286	230
QTS Realty Trust Inc			9	438	443
Quad Graphics Inc			37	447	995
Qualys inc			6	222	201
Radian Group Inc			87	1,209	1,562
Recro Pharma Inc			8	63	64
Regional Management Corp			15	297	393
Retail Properties Of America			402	6,353	6,167
Retailmenot Inc			47	430	433
Retrophin Inc			18	332	334
Rexford Industrial Realty Inc			396	8,655	9,177
RLJ Lodging Trust			163	3,388	3,992
Rogers Corp			6	426	458
RPX Corp			34	547	362
RSP Permian Inc			22	546	984
Rubicon Project Inc			92	1,043	679
Ruth Hospitality Group Inc			33	534	599
Safety Insurance Group Inc			3	171	232

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Sally Beauty Holdings Inc			72	1,984	1,899
Sanderson Farms Inc			3	279	299
Sanmina Corp			9	128	344
Sarepta Therapeutics Inc			3	81	73
Scholastic Corp			9	323	404
Schweitzer Mauduit Intl Inc			14	596	646
Sciclone Pharmaceuticals Inc			55	553	591
Science Applications International			2	206	204
Select Comfort Corp			145	3,119	3,288
Select Medical Holdings Corp			30	407	392
Semtech Corp			20	503	644
Seneca Foods Corp			4	150	152
Simon Property Group Inc			204	40,102	36,213
Skechers USA Inc			26	540	642
SLM Corp			171	1,175	1,888
Sotheby			48	1,513	1,925
Spartannash Co			4	120	165
Spectrum Pharmaceuticals Inc			14	89	63
Spok Holdings Inc			8	127	176
Starwood Property Trust Inc			19	393	424
Steven Madden Ltd			19	609	662
Stifel Financial Corp			20	720	1,011
Stoneridge Inc			37	631	646
Store Capital Corp			176	4,933	4,350

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Sucampo Pharmaceuticals			27	400	369
Summit Hotel Properties Inc Reit			35	390	559
Supreme Inds Inc			13	157	201
Surmodics Inc			12	266	309
Swift Transportation Co			8	208	201
Sykes Enterprises Inc			28	498	795
Synaptics Inc			9	497	482
Synchronoss Technologies Inc			4	137	141
Synnex Corp			4	236	498
Tailored Brands Inc			34	1,245	858
Tanger Factory Outlet Center			133	4,916	4,765
Taubman Centers Inc			123	8,804	9,113
Taylor Morrison Home Corp			7	147	142
Teletech Holdings Inc			22	563	659
Tempur Sealy International			4	185	244
Tenneco Inc			4	207	254
Teradyne Inc			18	348	462
Tetra Tech Inc			17	437	747
Tetraphase Pharmaceuticals			12	60	49
Thermon Group Holdings Inc			46	933	871
Townsquare Media Inc			8	70	81
Trevena Inc			16	95	95
Trueblue Inc			12	262	284
Tupperware Brands Corp			16	1,061	860

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Tutor Perini Corp			10	227	255
Two Harbors Investment Corp			84	851	734
Unisys Corp			34	491	504
Universal Corp			8	427	509
Universal Forest Products			4	338	389
Vanda Pharmaceuticals Inc			32	494	504
Vectrus Inc			20	553	487
Ventas Inc			257	17,115	16,040
Veracyte Inc			17	122	130
Viad Corp			6	263	280
Virtus Investment Partners			23	2,979	2,755
Vishay Intertechnology Inc			23	302	366
Vornado Realty Trust			38	3,616	3,962
Wabash National Corp			41	549	646
Walker & Dunlop Inc			30	506	935
Washington Federal Inc			25	541	845
Washington Reit			130	3,909	4,243
Web.Com Group Inc			57	1,272	1,215
Wellcare Health Plans Inc			7	625	974
Welltower Inc			284	19,685	18,976
Wesco International Inc			20	1,255	1,325
West Corp			4	84	91
Western refining Inc			15	623	577
Wildhorse Resource development			24	379	355

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Willdan Group Inc			18	407	410
Winnebago Industries			12	256	377
Woodward Inc			11	526	783
World Acceptance Corp			6	289	399
World Fuel Services Corp			37	1,626	1,687
Worthington Industries			1	56	48
Xenia Hotels & Resorts Inc Reit			8	156	155
Xo Group Inc			16	261	308
YRC Worldwide Inc			29	392	382
Yum China Holdings Inc			118	3,043	3,087
Zix Corp			119	579	590
Total U.S. equities				2,625,408	2,133,444
Guaranteed invesment contracts (GICs):
Separate Account GICs:
New York Life GA 29038	2.52%		214,088	214,088	215,644
Voya Retirement Ins & Annuity Co 60385	1.42%		89,331	89,331	88,557
Total separate account GICs				303,419	304,201
Synthetic GICs:
Voya Retirement Ins & Annuity Co 60266 (Blackrock)
1-3 Year Government Bond Index Fund			288	32,679	33,138
Mortgage-Backed Securities Index Fund			1,696	60,141	84,737
Commercial Mortgage-Backed Securities Index Fund			328	5,632	9,169
Intermediate Government Bond Index Fund			1,147	46,867	47,831
Intermediate Term Credit Bond Index Fund			1,993	82,874	105,181

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Asset-Backed Securities Index Fund			1,955	48,616	66,213
1-3 Year Credit Bond Index Non-Lendable Fund			1,873	19,244	22,110
Wrapper				—	718
Fair value of contract				296,053	369,097
Prudential GA-62194
Treasury Bond	8.13%	8/15/2021	163	209	213
Treasury Bond	8.00%	11/15/2021	2,044	2,825	2,639
Treasury Note	1.25%	11/30/2018	9,806	9,753	9,831
Treasury Note	2.00%	11/30/2020	8,975	9,032	9,084
Treasury Note	1.63%	4/30/2019	11,687	11,912	11,811
Treasury Note	2.38%	8/15/2024	5,463	5,691	5,537
Treasury Note	2.13%	9/30/2021	12,223	12,643	12,398
Treasury Note	1.50%	10/31/2019	10,032	10,123	10,082
Treasury Note	2.13%	12/31/2021	2,269	2,362	2,289
Treasury Note	2.00%	2/15/2025	11,493	11,872	11,272
Treasury Note	1.75%	2/28/2022	1,111	1,115	1,105
Treasury Note	1.75%	3/31/2022	3,784	3,743	3,751
Treasury Note	1.00%	8/15/2018	10,793	10,773	10,820
Treasury Note	1.00%	9/15/2018	7,071	7,090	7,077
Treasury Note	2.25%	11/15/2025	2,790	2,755	2,762
Treasury Note	2.00%	11/30/2022	3,100	3,166	3,085
Treasury Note	2.13%	12/31/2022	202	214	202
Treasury Note	2.63%	11/15/2020	9,799	10,189	10,161
Treasury Note	1.38%	4/30/2021	4,453	4,468	4,378

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Treasury Note	1.63%	4/30/2023	1,678	1,622	1,628
Treasury Note	0.75%	10/31/2018	2,999	2,979	2,982
Treasury Note	2.00%	11/15/2026	2,572	2,472	2,482
Treasury Note	2.13%	11/30/2023	155	155	155
Treasury Note	1.75%	11/30/2021	1,486	1,478	1,477
Treasury Note	1.38%	12/15/2019	11,026	10,990	11,007
Treasury Note	2.00%	12/31/2021	1,710	1,715	1,716
Treasury Note	1.25%	12/31/2018	1,228	1,229	1,229
Treasury Note	0.88%	1/31/2018	6,170	6,174	6,188
Treasury Note	0.63%	4/30/2018	1,189	1,182	1,184
Treasury Note	1.00%	5/31/2018	10,195	10,232	10,200
Treasury Note	2.13%	6/30/2022	2,044	2,049	2,051
Fnma	1.50%	6/22/2020	513	511	511
Fnma	1.13%	10/19/2018	109	109	109
Fnma	0.88%	5/21/2018	420	415	419
Fnma	1.63%	11/27/2018	233	232	235
Fhlmc	0.75%	1/12/2018	2,992	2,975	2,996
Aid To Jordan	2.58%	6/30/2022	311	330	316
Aid To Israel	5.50%	9/18/2023	39	49	47
Aid To Israel	5.50%	12/4/2023	78	95	93
Aid To Israel	5.50%	4/26/2024	194	237	235
Fgold 30Yr Giant	5.50%	1/1/2035	124	135	137
Fgold 30Yr Giant	4.50%	6/1/2039	207	222	224
Fgold 30Yr Giant	4.00%	11/1/2039	514	521	544

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fgold 30Yr Giant	4.50%	12/1/2039	342	360	370
Fgold 30Yr Giant	5.50%	1/1/2040	182	198	204
Fgold 30Yr Giant	4.00%	12/1/2040	454	478	481
Fgold 30Yr Giant	4.00%	12/1/2040	472	471	500
Fgold 30Yr Giant	4.00%	2/1/2041	820	818	869
Fgold 30Yr Giant	4.50%	4/1/2041	1,139	1,179	1,236
Fgold 30Yr Giant	3.00%	6/1/2042	537	551	536
Fgold 30Yr Giant	3.50%	9/1/2042	963	1,038	992
Fgold 30Yr Giant	5.50%	6/1/2038	756	799	846
Fgold 30Yr Giant	4.50%	10/1/2039	785	814	850
Fgold 30Yr Giant	4.50%	11/1/2039	157	166	170
Fgold 30Yr Giant	3.50%	5/1/2045	2,016	2,060	2,074
Fgold 30Yr Giant	3.50%	4/1/2046	775	795	797
Fgold 30Yr Giant	4.00%	11/1/2045	1,414	1,511	1,492
Fgold 30Yr Giant	3.50%	12/1/2045	3,314	3,416	3,409
Fgold 30Yr Giant	4.00%	1/1/2046	1,544	1,623	1,629
Fgold 15Yr	4.00%	6/1/2026	480	501	497
Fgold 15Yr	4.00%	7/1/2026	294	310	304
Fgold 15Yr	3.50%	8/1/2026	485	515	510
Fgold 30Yr	3.00%	12/1/2042	890	866	889
Fgold 30Yr	3.00%	10/1/2042	563	548	562
Fgold 30Yr	3.00%	1/1/2043	1,720	1,673	1,718
Fgold 30Yr	4.00%	11/1/2040	445	469	471
Fgold 30Yr	4.00%	12/1/2040	991	1,046	1,050

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fgold 15Yr	2.50%	11/1/2027	448	468	450
Fgold 15Yr	2.50%	8/1/2028	475	473	478
Fgold 15Yr	3.00%	8/1/2029	587	610	606
Fgold 15Yr	2.50%	4/1/2031	723	746	727
Fgold 30Yr	5.00%	8/1/2041	1,668	1,806	1,819
Fgold 30Yr	5.00%	7/1/2041	353	382	385
Fhlmc Gold 30Yr	2.50%	1/1/2043	454	444	435
Fhlmc Gold 30Yr	3.00%	2/1/2043	1,063	1,098	1,061
Fhlmc Gold 30Yr	3.50%	9/1/2043	1,522	1,525	1,567
Fhlmc Gold 15Yr Cash Issuance	3.00%	6/1/2029	1,075	1,113	1,109
Fhlmc Gold 15Yr Cash Issuance	3.00%	6/1/2029	1,552	1,608	1,601
Fnma 30Yr	5.50%	5/1/2037	203	221	228
Fnma 30Yr	5.50%	6/1/2033	249	268	279
Fnma 30Yr	5.50%	10/1/2033	316	341	354
Fnma 30Yr	4.00%	12/1/2040	744	737	790
Fnma 30Yr	4.00%	1/1/2041	1,002	1,047	1,064
Fnma 30Yr	4.50%	2/1/2041	1,793	1,833	1,945
Fnma 30Yr	4.00%	2/1/2041	363	360	385
Fnma 15Yr	3.50%	9/1/2026	305	324	319
Fnma 30Yr	4.00%	1/1/2042	1,192	1,266	1,264
Fnma 30Yr	3.00%	10/1/2043	58	56	58
Fnma 30Yr	5.00%	12/1/2034	573	615	628
Fnma 15Yr	3.00%	5/1/2027	1,118	1,173	1,152
Fnma 30Yr	4.50%	5/1/2039	195	209	212
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fnma 30Yr	3.50%	8/1/2042	1,082	1,166	1,115
Fnma 30Yr	3.50%	5/1/2042	2,842	2,978	2,930
Fnma 15Yr	2.50%	4/1/2028	204	203	205
Fnma 30Yr	3.00%	12/1/2042	586	591	586
Fnma 30Yr	3.00%	1/1/2043	1,106	1,142	1,106
Fnma 30Yr	3.00%	2/1/2043	1,197	1,139	1,197
Fnma 30Yr	3.00%	7/1/2043	789	748	789
Fnma 30Yr	3.50%	3/1/2043	1,077	1,153	1,111
Fnma 30Yr	3.00%	10/1/2043	361	342	361
Fnma 15Yr	3.00%	8/1/2028	759	788	782
Fnma 30Yr	4.00%	9/1/2044	954	1,021	1,008
Fnma 30Yr	4.00%	7/1/2045	806	848	852
Fnma 30Yr	4.00%	12/1/2045	1,521	1,630	1,608
Fnma 30Yr	3.50%	4/1/2046	1,564	1,605	1,610
Fnma 15Yr	2.00%	8/1/2031	611	620	597
Fnma 30Yr	2.50%	9/1/2046	771	774	736
Fnma 20Yr	3.00%	11/1/2036	1,542	1,614	1,569
Fnma 15Yr	2.50%	7/1/2028	497	497	501
Fnma 30Yr	3.00%	9/1/2043	254	247	254
Fnma 30Yr	3.00%	8/1/2043	608	578	608
Fnma 15Yr	2.50%	8/1/2028	507	504	511
Fnma 30Yr	3.00%	9/1/2043	189	179	189
Fnma 15Yr	2.50%	8/1/2028	42	42	43
Fnma 15Yr	3.00%	11/1/2028	391	406	403

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fnma 30Yr	4.00%	10/1/2043	390	409	412
Fnma 15Yr	2.50%	2/1/2029	474	470	476
Fnma 15Yr	3.50%	7/1/2027	1,056	1,121	1,108
Fnma 30Yr	5.50%	4/1/2034	258	281	289
Fnma 30Yr	5.00%	4/1/2034	1,240	1,312	1,363
Fnma 30Yr	5.50%	9/1/2034	254	272	284
Fnma 30Yr	5.00%	7/1/2035	369	394	405
Fnma 30Yr	5.50%	2/1/2035	445	480	499
Fnma 30Yr	6.50%	12/1/2037	184	206	209
Fnma 30Yr	6.00%	5/1/2038	794	865	907
Fnma 30Yr	4.00%	9/1/2040	416	439	441
Fnma 30Yr	5.50%	3/1/2038	264	287	296
Fnma 30Yr	4.00%	3/1/2039	143	145	152
Fnma 30Yr	4.50%	2/1/2041	1,429	1,469	1,550
Fnma 30Yr	4.50%	3/1/2041	592	607	642
Fnma 30Yr	3.50%	5/1/2042	1,128	1,128	1,163
Fnma 30Yr	3.50%	9/1/2042	406	432	418
Fnma 30Yr	3.50%	6/1/2042	2,551	2,561	2,630
Fnma 15Yr	2.50%	9/1/2027	1,874	1,874	1,900
Fnma 30Yr	3.00%	10/1/2042	566	582	566
Fnma 30Yr	3.50%	11/1/2042	1,482	1,588	1,528
Fnma 30Yr	3.00%	12/1/2042	1,569	1,576	1,567
Fnma 30Yr	3.00%	1/1/2043	264	275	264
Fnma 30Yr	3.00%	1/1/2043	831	865	831

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fnma 30Yr	3.00%	1/1/2043	1,124	1,081	1,123
Fnma 30Yr	3.00%	3/1/2043	1,186	1,228	1,185
Fnma 30Yr	4.50%	9/1/2039	269	279	292
Fnma 20Yr	4.50%	6/1/2031	436	457	472
Fnma 15Yr	3.50%	3/1/2026	108	109	113
Fnma 15Yr	3.50%	2/1/2026	252	253	264
Fnma 30Yr	4.00%	7/1/2040	204	205	217
Fnma 30Yr	3.50%	6/1/2039	307	285	318
Fnma 15Yr	3.50%	10/1/2025	114	115	120
Fnma 30Yr	4.00%	10/1/2040	152	148	161
Gnma 30Yr	3.00%	11/15/2042	1,072	1,033	1,090
Gnma2 30Yr	4.00%	4/20/2042	273	298	292
Gnma2 30Yr	3.00%	8/20/2042	464	457	474
Gnma2 30Yr	3.50%	8/20/2042	1,527	1,657	1,599
Gnma2 30Yr	3.00%	9/20/2042	935	919	953
Gnma2 30Yr	3.50%	9/20/2042	1,180	1,285	1,235
Gnma2 30Yr	3.50%	10/20/2042	1,171	1,266	1,225
Gnma2 30Yr	3.00%	12/20/2042	475	465	485
Gnma2 30Yr	3.00%	1/20/2043	671	694	684
Gnma2 30Yr	3.50%	5/20/2043	1,446	1,528	1,514
Gnma2 30Yr	4.00%	10/20/2044	735	792	785
Gnma2 30Yr	3.50%	4/20/2045	2,244	2,365	2,342
Gnma 30Yr	3.50%	5/15/2043	516	560	542
Gnma 30Yr	3.00%	3/15/2043	611	599	621

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Gnma2 15Yr	3.00%	3/20/2027	294	311	305
Gnma2 30Yr	5.00%	8/20/2039	180	199	198
Gnma2 30Yr	4.50%	5/20/2040	757	831	823
Gnma2 30Yr	4.50%	7/20/2040	457	502	497
Gnma2 30Yr	4.00%	9/20/2040	539	587	579
Gnma2 30Yr	4.00%	10/20/2040	820	890	880
Gnma2 30Yr	4.50%	10/20/2040	475	522	517
Gnma2 30Yr	4.50%	12/20/2040	675	741	734
Gnma2 30Yr	4.00%	2/20/2041	180	190	192
Gnma2 30Yr	4.00%	1/20/2041	327	332	349
Gnma2 30Yr	4.00%	3/20/2041	495	523	529
Gnma2 30Yr	5.00%	4/20/2041	607	660	665
Gnma2 30Yr	4.50%	8/20/2041	598	631	647
Gnma2 30Yr	4.50%	7/20/2041	204	217	220
Gnma 30Yr	4.50%	11/15/2039	379	417	415
Gnma 30Yr	4.50%	4/15/2040	735	804	801
Gnma 30Yr	5.00%	5/15/2035	181	200	200
Gnma 30Yr Platinum	5.00%	7/15/2039	330	365	365
Gnma 30Yr	5.50%	4/15/2038	172	188	193
Gnma 30Yr	5.50%	6/15/2038	233	255	263
Fnma 30Yr Tba(Reg A)	3.00%	1/18/2017	(777)	(781)	(773)
Fnma 30Yr Tba(Reg A)	3.50%	1/18/2017	2,331	2,387	2,393
Fnma 30Yr Tba(Reg A)	4.00%	1/18/2017	5,439	5,719	5,727
Gnma2 30Yr Tba(Reg C)	3.00%	1/24/2017	4,662	4,680	4,729

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Gnma2 30Yr Tba(Reg C)	3.50%	1/24/2017	3,108	3,214	3,238
Fgold 15Yr Tba(Reg B)	2.50%	1/23/2017	1,554	1,554	1,559
Chait_12-A7	2.16%	9/15/2024	466	452	455
Chait_14-A2	2.77%	3/15/2023	622	629	635
Bacm_06-3	5.89%	7/10/2044	20	23	20
Comm_15-Pc1	3.62%	7/10/2050	777	785	799
Comm_15-Cr25	3.51%	8/10/2048	1,088	1,099	1,120
Comm_16-Dc2	3.50%	2/10/2049	777	785	794
Csail_15-C3	3.45%	8/15/2048	777	785	798
Csail_16-C7	3.21%	11/15/2049	777	785	769
Fna_14-M9	3.10%	7/25/2024	715	722	727
Fhms_K038	3.39%	3/25/2024	1,554	1,618	1,633
Fhms_K040	3.24%	9/25/2024	1,500	1,554	1,556
Jpmcc_13-C10	2.88%	12/15/2047	622	628	630
Jpmbb_14-C23	3.37%	9/15/2047	1,554	1,570	1,600
Jpmbb_15-C30	3.55%	7/15/2048	1,243	1,256	1,274
Msbam_15-C23	3.45%	7/15/2050	1,554	1,570	1,593
Msbam_15-C26	3.21%	11/15/2048	326	330	329
Msbam_15-C25	3.37%	10/15/2048	1,088	1,099	1,097
Chubb Ina Hldgs Inc	2.70%	3/13/2023	396	395	395
Chubb Ina Hldgs Inc	3.35%	5/15/2024	272	284	278
Chubb Ina Hldgs Inc	2.30%	11/3/2020	311	318	312
Aetna Inc	2.75%	11/15/2022	272	280	268
American Intl Grp Inc	4.88%	6/1/2022	559	616	614

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Arch Cap Fin Llc	4.01%	12/15/2026	39	39	40
Axis Specialty Fin Llc	5.88%	6/1/2020	303	305	334
Bnp Paribas Sa	2.38%	5/21/2020	334	333	333
Bank Of Amer Corp	3.30%	1/11/2023	1,880	1,878	1,916
Bank Of Amer Corp	4.13%	1/22/2024	816	815	863
Bank Of Amer Corp	4.00%	4/1/2024	179	189	186
Barclays Plc	2.75%	11/8/2019	311	310	311
Barclays Plc	4.38%	1/12/2026	311	313	321
Berkshire Hathaway Inc	2.75%	3/15/2023	917	914	921
Boston Properties Lp	3.85%	2/1/2023	280	302	292
Cigna Corp	5.38%	3/15/2017	466	511	477
Cigna Corp	4.38%	12/15/2020	171	186	182
Cigna Corp	4.00%	2/15/2022	171	180	181
Capital One Bk Usa Na	3.38%	2/15/2023	932	941	936
Capital One Na	2.95%	7/23/2021	202	201	205
Commonwealth Bk Of Au	2.30%	3/12/2020	326	326	327
Coventry Hlth Care Inc	5.95%	3/15/2017	117	136	120
Coventry Hlth Care Inc	5.45%	6/15/2021	420	441	467
Credit Suisse Grp Fdg Guernsey Ltd	3.75%	3/26/2025	389	388	386
Credit Suisse Grp Fdg Guernsey Ltd	4.55%	4/17/2026	389	407	407
Credit Suisse Ny	4.38%	8/5/2020	606	586	650
Deutsche Bk Ag	1.88%	2/13/2018	404	404	405
Discover Finl Svcs	3.85%	11/21/2022	622	620	634
Goldman Sachs Grp Inc	5.38%	3/15/2020	16	15	17

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Goldman Sachs Grp Inc	3.85%	7/8/2024	47	47	48
Goldman Sachs Grp Inc	6.15%	4/1/2018	971	1,056	1,037
Goldman Sachs Grp Inc	5.75%	1/24/2022	117	116	134
Goldman Sachs Grp Inc	3.63%	1/22/2023	1,072	1,096	1,112
Goldman Sachs Grp Inc	4.00%	3/3/2024	404	406	424
Goldman Sachs Grp Inc	3.50%	11/16/2026	420	419	412
Government Properties Income Tr	3.75%	8/15/2019	93	93	96
Hsbc Hldgs Plc	4.88%	1/14/2022	412	411	454
Hsbc Bk Usa Na	4.88%	8/24/2020	544	527	586
Hartford Finl Svcs Grp Inc	5.50%	3/30/2020	373	431	412
Hartford Finl Svcs Grp Inc	5.13%	4/15/2022	225	248	252
Jpmorgan Chase & Co	6.30%	4/23/2019	855	958	944
Jpmorgan Chase & Co	4.35%	8/15/2021	311	303	338
Jpmorgan Chase & Co	3.25%	9/23/2022	342	342	349
Jpmorgan Chase & Co	3.38%	5/1/2023	132	131	132
Jpmorgan Chase & Co	3.63%	5/13/2024	622	619	635
Jpmorgan Chase & Co	3.88%	9/10/2024	194	193	199
Jpmorgan Chase & Co	2.95%	10/1/2026	155	155	149
Keycorp	5.10%	3/24/2021	109	109	120
Marsh & Mclennan Cos Inc	3.50%	6/3/2024	194	194	198
Metlife Inc	4.37%	9/15/2023	16	16	17
Morgan Stanley	4.00%	7/23/2025	70	72	73
Morgan Stanley	3.75%	2/25/2023	816	814	849
Morgan Stanley	3.88%	4/29/2024	1,243	1,280	1,283

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Morgan Stanley	3.88%	1/27/2026	109	109	112
Morgan Stanley	5.50%	7/28/2021	132	113	149
Morgan Stanley	4.10%	5/22/2023	85	86	88
Nomura Hldgs Inc	2.75%	3/19/2019	420	417	427
Pnc Finl Svcs Grp Inc	3.90%	4/29/2024	85	85	88
Pnc Fdg Corp	4.38%	8/11/2020	233	229	252
Pnc Bk Na	3.25%	6/1/2025	389	388	389
Santander Uk Grp Hldgs Plc	2.88%	10/16/2020	194	194	194
Santander Uk Plc	2.35%	9/10/2019	202	201	204
Select Income Reit	2.85%	2/1/2018	93	93	95
Simon Property Grp Lp	3.75%	2/1/2024	855	896	899
State Street Corp	3.70%	11/20/2023	194	214	203
Svenska Handelsbanken Ab	2.50%	1/25/2019	389	388	397
Synchrony Finl	4.25%	8/15/2024	171	171	177
Travelers Cos Inc	5.80%	5/15/2018	435	478	462
Ubs Ag Stamford	2.38%	8/14/2019	389	388	394
Ubs Ag Stamford	1.80%	3/26/2018	389	388	391
Us Bancorp	3.70%	1/30/2024	179	195	189
Unitedhealth Grp Inc	4.70%	2/15/2021	186	203	205
Unitedhealth Grp Inc	2.88%	3/15/2022	23	23	24
Unitedhealth Grp Inc	1.40%	10/15/2017	171	171	172
Unitedhealth Grp Inc	2.88%	3/15/2023	148	147	149
Unitedhealth Grp Inc	3.75%	7/15/2025	124	124	131
Unitedhealth Grp Inc	3.10%	3/15/2026	148	148	147

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Wellpoint Inc	3.13%	5/15/2022	699	678	703
Wellpoint Inc	3.30%	1/15/2023	179	185	181
Wells Fargo & Co	5.63%	12/11/2017	816	905	848
Wells Fargo & Co	2.10%	7/26/2021	389	388	382
Wells Fargo & Co	4.13%	8/15/2023	23	23	24
Abb Fin Usa Inc	2.88%	5/8/2022	62	61	63
At&T Inc	5.50%	2/1/2018	155	171	165
At&T Inc	3.60%	2/17/2023	1,010	1,012	1,032
At&T Inc	3.80%	3/15/2022	800	815	829
Abbott Labs	2.55%	3/15/2022	132	132	130
Abbvie Inc	2.90%	11/6/2022	288	286	285
Abbvie Inc	3.60%	5/14/2025	319	318	317
Actavis Fdg Scs	3.80%	3/15/2025	443	441	448
Agrium Inc	3.50%	6/1/2023	249	248	253
Altria Grp Inc	4.00%	1/31/2024	412	409	442
Amazoncom Inc	1.20%	11/29/2017	233	232	233
American Airlines Inc	3.70%	10/1/2026	62	62	62
American Airlines Inc	4.95%	1/15/2023	248	266	271
Amgen Inc	3.45%	10/1/2020	233	236	244
Amgen Inc	3.63%	5/22/2024	117	116	119
Anadarko Petroleum Corp	5.55%	3/15/2026	78	78	88
Anheuser Busch Inbev Worldwide Inc	5.38%	1/15/2020	1,057	1,160	1,179
Anheuser Busch Inbev Fin Inc	3.30%	2/1/2023	148	153	152
Apache Corp	3.25%	4/15/2022	202	201	207

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Apple Inc	2.40%	5/3/2023	544	536	532
Apple Inc	3.25%	2/23/2026	233	233	236
Autozone Inc	2.88%	1/15/2023	155	159	155
Bhp Billiton Fin Usa Ltd	6.50%	4/1/2019	171	220	190
Bp Cap Markets Plc	4.75%	3/10/2019	210	247	225
Bp Cap Markets Plc	3.25%	5/6/2022	420	425	431
Baxalta Inc	4.00%	6/23/2025	458	456	460
Becton Dickinson & Co	3.73%	12/15/2024	179	179	183
British Telecom Plc	5.95%	1/15/2018	420	470	449
Buckeye Partners Lp	2.65%	11/15/2018	62	62	63
Burlington Northern Santa Fe Llc	3.40%	9/1/2024	241	240	251
Burlington Northern Santa Fe Corp	5.75%	3/15/2018	326	365	349
Cbs Corp	4.30%	2/15/2021	78	80	84
Cvs Hlth Corp	3.88%	7/20/2025	420	415	440
Ca Inc	3.60%	8/1/2020	179	179	186
Canadian Natl Railway Co	5.55%	3/1/2019	311	346	340
Cardinal Hlth Inc	4.63%	12/15/2020	194	224	209
Cardinal Hlth Inc	3.20%	6/15/2022	8	8	8
Caterpillar Inc	3.90%	5/27/2021	319	324	337
Caterpillar Inc	2.60%	6/26/2022	85	84	85
Celgene Corp	3.63%	5/15/2024	264	263	267
Charter Comms Operating Llc	4.91%	7/23/2025	536	534	577
Charter Comms Operating Llc	4.46%	7/23/2022	31	31	33
Chevron Corp	2.36%	12/5/2022	218	214	214

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Chevron Corp	3.19%	6/24/2023	140	142	143
Cisco Systems Inc	3.00%	6/15/2022	140	141	143
Cisco Systems Inc	1.85%	9/20/2021	420	420	412
Coca Cola Co	3.15%	11/15/2020	194	204	203
Comcast Corp	5.88%	2/15/2018	311	353	333
Comcast Corp	3.60%	3/1/2024	350	365	365
Conocophillips Co	2.40%	12/15/2022	319	318	308
Continental Airlines Inc	4.15%	4/11/2024	103	105	107
Continental Airlines Inc	4.00%	10/29/2024	138	138	142
John Deere Cap Corp	2.80%	1/27/2023	249	257	252
John Deere Cap Corp	2.80%	3/6/2023	311	322	314
Delta Air Lines Inc	6.82%	8/10/2022	86	102	101
Diamond Fin Corp 1 & 2	3.48%	6/1/2019	746	755	764
Walt Disney Co	2.75%	8/16/2021	225	222	232
Walt Disney Co	1.10%	12/1/2017	148	147	148
Walt Disney Co	1.85%	7/30/2026	210	205	191
Discovery Comm Llc	5.63%	8/15/2019	101	122	111
Dominion Gas Hldgs Llc	3.55%	11/1/2023	101	101	103
Dow Chemical Co	8.55%	5/15/2019	218	291	252
Dow Chemical Co	4.25%	11/15/2020	82	90	88
Dow Chemical Co	3.00%	11/15/2022	427	418	429
Dupont Ei De Nemours & Co	4.63%	1/15/2020	295	351	322
Dupont Ei De Nemours & Co	2.80%	2/15/2023	124	124	124
Eog Resources Inc	4.10%	2/1/2021	186	198	200

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Eog Resources Inc	3.15%	4/1/2025	54	54	54
Eastman Chemical Co	3.80%	3/15/2025	270	269	276
Ebay Inc	1.35%	7/15/2017	101	101	102
Ecolab Inc	4.35%	12/8/2021	210	210	227
Enterprise Products Operating Llc	3.35%	3/15/2023	653	652	667
Equifax Inc	3.30%	12/15/2022	132	130	134
Exxon Mobil Corp	2.40%	3/6/2022	256	254	257
Exxon Mobil Corp	3.04%	3/1/2026	466	472	470
Fidelity Natl Information Svcs Inc	4.50%	10/15/2022	311	328	334
Fidelity Natl Information Svcs Inc	3.00%	8/15/2026	194	191	185
Fiserv Inc	3.85%	6/1/2025	272	272	277
Ford Motor Cr Co Llc	5.75%	2/1/2021	427	488	479
Ford Motor Cr Co Llc	2.60%	11/4/2019	163	163	164
Ford Motor Cr Co Llc	3.16%	8/4/2020	311	311	317
Ford Motor Cr Co Llc	2.55%	10/5/2018	311	311	314
Ford Motor Cr Co Llc	3.20%	1/15/2021	288	286	292
Fortune Brands Home & Sec Inc	3.00%	6/15/2020	163	163	164
General Dynamics Corp	2.25%	11/15/2022	280	277	277
General Elec Co	4.65%	10/17/2021	155	155	172
General Elec Co	3.15%	9/7/2022	109	112	112
General Elec Co	3.10%	1/9/2023	1,080	1,044	1,111
General Motors Co	4.88%	10/2/2023	824	869	873
Gilead Sciences Inc	4.50%	4/1/2021	396	438	431
Gilead Sciences Inc	3.70%	4/1/2024	202	202	209

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Gilead Sciences Inc	3.50%	2/1/2025	109	109	112
Glaxosmithkline Cap Inc	2.80%	3/18/2023	39	38	39
Glaxosmithkline Cap Plc	2.85%	5/8/2022	23	24	24
Halliburton Co	3.50%	8/1/2023	186	186	192
Hewlett Packard Co	4.30%	6/1/2021	264	269	277
Home Depot Inc	3.75%	2/15/2024	124	136	133
Home Depot Inc	2.63%	6/1/2022	241	241	243
Home Depot Inc	2.13%	9/15/2026	194	189	180
Ingersoll Rand Global Hldg Co Ltd	6.88%	8/15/2018	295	355	327
Ingersoll Rand Global Hldg Co Ltd	4.25%	6/15/2023	218	222	231
Ibm Corp	8.38%	11/1/2019	357	506	426
International Paper Co	4.75%	2/15/2022	371	408	408
International Paper Co	3.65%	6/15/2024	940	957	952
Johnson & Johnson	2.45%	3/1/2026	738	752	712
Kellogg Co	1.75%	5/17/2017	155	155	156
Kinder Morgan Energy Partners Lp	6.85%	2/15/2020	241	305	275
Philips Electronics Nv	5.75%	3/11/2018	256	288	273
Kraft Foods Grp Inc	5.38%	2/10/2020	284	339	314
Kraft Heinz Foods Co	3.00%	6/1/2026	466	468	439
Kroger Co	2.30%	1/15/2019	70	70	71
Laboratory Corp Of Amer	3.60%	2/1/2025	326	326	330
Lockheed Martin Corp	3.10%	1/15/2023	249	254	255
Lyondellbasell Inds Nv	6.00%	11/15/2021	458	538	523
Marriott Intl Inc	3.13%	6/15/2026	233	232	221

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Mastercard Inc	3.38%	4/1/2024	194	193	201
Mcdonalds Corp	2.63%	1/15/2022	202	198	204
Mcdonalds Corp	1.88%	5/29/2019	171	169	171
Mckesson Corp	4.75%	3/1/2021	311	339	338
Medtronic Inc	3.50%	3/15/2025	723	716	752
Merck & Co Inc	3.88%	1/15/2021	785	800	847
Merck & Co Inc	2.80%	5/18/2023	194	201	196
Microsoft Corp	1.85%	2/12/2020	31	31	31
Microsoft Corp	2.40%	8/8/2026	1,010	1,017	964
Molson Coors Brewing Co	2.00%	5/1/2017	124	124	125
Monsanto Co	3.38%	7/15/2024	155	155	157
Mylan Inc	2.55%	3/28/2019	78	78	78
Nabors Inds Inc	4.63%	9/15/2021	186	200	192
Nbcuniversal Media Llc	5.15%	4/30/2020	47	55	51
Nbcuniversal Media Llc	4.38%	4/1/2021	93	101	102
Nbcuniversal Media Llc	2.88%	1/15/2023	171	171	173
Noble Energy Inc	8.25%	3/1/2019	218	289	250
Noble Energy Inc	4.15%	12/15/2021	194	197	203
Norfolk Southern Corp	5.75%	4/1/2018	85	100	91
Norfolk Southern Corp	5.90%	6/15/2019	591	682	646
Northrop Grumman Corp	5.05%	8/1/2019	311	326	339
Novartis Cap Corp	2.40%	9/21/2022	435	432	433
Occidental Petroleum Corp	4.10%	2/1/2021	280	290	302
Occidental Petroleum Corp	2.60%	4/15/2022	140	143	140

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Oneok Partners Lp	8.63%	3/1/2019	288	357	333
Oneok Partners Lp	3.38%	10/1/2022	78	77	79
Oracle Corp	5.00%	7/8/2019	256	305	283
Oracle Corp	2.50%	10/15/2022	101	101	100
Oracle Corp	2.80%	7/8/2021	155	155	160
Oracle Corp	2.95%	5/15/2025	412	410	405
Oracle Corp	1.90%	9/15/2021	124	124	123
Oracle Corp	2.65%	7/15/2026	466	466	449
Pepsico Inc	2.75%	3/5/2022	521	523	531
Pepsico Inc	2.75%	3/1/2023	117	117	118
Pepsico Inc	3.60%	3/1/2024	218	227	230
Pepsico Inc	3.10%	7/17/2022	47	48	49
Philip Morris Intl Inc	4.50%	3/26/2020	132	152	143
Philip Morris Intl Inc	2.63%	3/6/2023	264	259	262
Procter & Gamble Co	2.30%	2/6/2022	70	69	71
Procter & Gamble Co	3.10%	8/15/2023	93	96	97
Raytheon Co	3.13%	10/15/2020	155	159	161
Raytheon Co	3.15%	12/15/2024	163	162	166
Republic Svcs Inc	5.50%	9/15/2019	186	221	206
Rio Tinto Fin Usa Ltd	3.75%	6/15/2025	101	100	104
Rio Tinto Fin Ltd	3.50%	3/22/2022	3	3	3
Rock Tenn Co	4.90%	3/1/2022	101	109	111
Rogers Comm Inc	6.80%	8/15/2018	233	274	257
Rogers Comm Inc	3.00%	3/15/2023	109	109	109

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
St Jude Med Inc	3.25%	4/15/2023	148	150	148
Schlumberger Investment Sa	3.65%	12/1/2023	109	108	114
Scripps Networks Interactive Inc	3.50%	6/15/2022	350	354	354
Scripps Networks Interactive Inc	3.95%	6/15/2025	194	194	197
Shell Intl Fin Bv	4.30%	9/22/2019	357	404	383
Shell Intl Fin Bv	2.00%	11/15/2018	1,135	1,142	1,145
Jm Smucker Co	3.50%	3/15/2025	140	140	142
Thermo Fisher Scientific Inc	3.15%	1/15/2023	117	117	118
Thermo Fisher Scientific Inc	3.00%	4/15/2023	163	162	161
Time Warner Inc	4.75%	3/29/2021	365	365	396
Time Warner Inc	4.00%	1/15/2022	39	38	41
Time Warner Cable Inc	5.85%	5/1/2017	155	178	159
Time Warner Cable Inc	8.75%	2/14/2019	210	285	243
Total Cap Intl Sa	2.70%	1/25/2023	132	127	132
Total System Svcs Inc	4.80%	4/1/2026	70	70	76
21St Century Fox Amer Inc	6.90%	3/1/2019	738	806	828
21St Century Fox Amer Inc	3.00%	9/15/2022	228	230	229
Tyco Electronics Grp Sa	6.55%	10/1/2017	148	179	156
Tyson Foods Inc	3.95%	8/15/2024	225	225	233
Unilever Cap Corp	4.25%	2/10/2021	288	287	314
Union Pacific Corp	4.00%	2/1/2021	365	389	393
United Parcel Svc Inc	5.13%	4/1/2019	62	73	68
United Parcel Svc Inc	3.13%	1/15/2021	218	225	228
United Technologies Corp	3.10%	6/1/2022	280	282	288

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Verizon Comms Inc	5.15%	9/15/2023	1,360	1,358	1,524
Viacom Inc	5.63%	9/15/2019	109	129	119
Viacom Inc	3.13%	6/15/2022	155	153	151
Waste Mgmt Inc	4.60%	3/1/2021	124	134	136
Waste Mgmt Inc	2.90%	9/15/2022	117	116	118
Watson Pharmaceuticals Inc	6.13%	8/15/2019	241	291	269
Watson Pharmaceuticals Inc	3.25%	10/1/2022	179	177	179
Western Gas Partners Lp	4.00%	7/1/2022	124	129	129
Williams Partners Lp	4.30%	3/4/2024	303	302	310
Xto Energy Inc	5.50%	6/15/2018	194	234	205
Xerox Corp	2.95%	3/15/2017	171	171	173
Xylem Inc	4.88%	10/1/2021	264	288	288
Zimmer Hldgs Inc	2.70%	4/1/2020	202	202	203
Agl Cap Corp	3.50%	9/15/2021	280	294	290
Ameren Illinois Co	2.70%	9/1/2022	163	166	165
Baltimore Gas & Elec Co	3.35%	7/1/2023	132	132	137
Centerpoint Energy Houston Elec	2.25%	8/1/2022	132	126	130
Dominion Resources Inc	4.45%	3/15/2021	171	186	185
Duke Energy In Inc	3.75%	7/15/2020	155	168	166
Duke Energy Carolinas Llc	2.95%	12/1/2026	264	264	261
Emera Us Fin Lp	3.55%	6/15/2026	171	170	168
Entergy Corp	5.13%	9/15/2020	303	312	331
Entergy Louisiana Llc	2.40%	10/1/2026	117	116	109
Florida Pwr & Lt Co	2.75%	6/1/2023	47	47	47

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Georgia Pwr Co	2.85%	5/15/2022	272	272	273
Lg&E & Ku Energy Llc	3.75%	11/15/2020	155	158	162
National Rural Utils Coop Fin Corp	2.30%	11/15/2019	210	213	212
Nisource Fin Corp	6.80%	1/15/2019	148	182	166
Northern States Pwr Co Mn	2.20%	8/15/2020	163	163	165
Oncor Elec Delivery Co Llc	2.95%	4/1/2025	186	186	186
Pseg Pwr Llc	3.00%	6/15/2021	280	279	281
Pacific Gas & Elec Co	3.85%	11/15/2023	365	365	387
Progress Energy Inc	4.88%	12/1/2019	389	450	419
Public Svc Co Of Colorado	2.50%	3/15/2023	16	15	15
Public Svc Elec & Gas Co	2.25%	9/15/2026	39	39	36
San Diego Gas & Elec Co	3.60%	9/1/2023	186	199	197
Southern Ca Edison Co	3.50%	10/1/2023	303	307	318
Quebec Province Of	7.50%	7/15/2023	140	186	181
Quebec Province Of	7.13%	2/9/2024	443	588	567
Al Econ Auth Bp Settlement	3.16%	9/15/2025	148	148	149
Ca St	6.20%	3/1/2019	661	689	734
Catholic Hlth Initiatives	1.60%	11/1/2017	54	54	55
America Movil Sab De Cv	5.00%	3/30/2020	466	476	504
Southern Copper Corp	3.88%	4/23/2025	194	193	193
Teva Pharmaceutical Fin Co Bv	2.95%	12/18/2022	334	333	322
Cnooc Fin 2014 Ulc	1.63%	4/30/2017	544	542	545
Chile Rep Of	3.25%	9/14/2021	241	239	251
Colombia Rep Of	4.00%	2/26/2024	311	316	318

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Ecopetrol Sa	4.13%	1/16/2025	70	69	67
Export Import Bk Of Korea	4.38%	9/15/2021	404	428	432
Israel St Of	4.00%	6/30/2022	311	308	329
Korea Dev Bk	3.88%	5/4/2017	319	317	323
Petroleos Mexicanos	3.50%	1/30/2023	124	124	116
Petroleos Mexicanos	6.50%	3/13/2027	350	354	362
Mexico United Mexican States	3.63%	3/15/2022	420	442	425
Mexico United Mexican States	4.00%	10/2/2023	149	149	151
Cash Equivalents				—	846
Fair value of contract				406,336	407,075
American General Life Contract No. 725840
Fin Fut Us Ultra 30Yr Cbt 03/22/17	6.00%	3/23/2017	(544)	(880)	(872)
Irs Usd 1.75000 12/21/16-10Y Lch	1.75%	12/21/2026	(3,730)	(49)	198
Irs Usd 1.75000 12/21/16-10Y Cme	1.75%	12/21/2026	(19,504)	153	1,069
Irs Usd 1.25000 12/21/16-2Y Cme	1.25%	12/21/2018	27,741	(63)	(107)
Irs Usd 1.25000 06/15/16-2Y Cme	1.25%	6/15/2018	35,123	295	(28)
Irs Usd 2.25000 06/15/16-10Y Cme	2.25%	6/15/2026	(1,632)	(113)	11
Irs Usd 2.25000 06/15/16-10Y Lch	2.25%	6/15/2026	(466)	(16)	2
U S Treasury Inflate Prot Bd	0.38%	7/15/2025	950	927	946
U S Treasury Note	1.00%	5/15/2018	3,108	3,107	3,108
U S Treasury Note	1.00%	11/30/2018	7,071	7,044	7,049
U S Treasury Note	1.38%	9/30/2023	7,460	7,369	7,065
U S Treasury Note	2.13%	8/15/2021	5,517	5,604	5,570
U S Treasury Inflate Prot Bd	0.63%	1/15/2026	2,688	2,670	2,713

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fed Home Ln Mtge Glbl Nt (6Mmm)	1.25%	10/2/2019	6,994	6,931	6,955
Fnma Nt (3.5Mmm)	1.75%	11/26/2019	6,994	7,079	7,050
Fnma Glbl Nt (500Mm)	1.25%	8/23/2019	1,321	1,322	1,312
Fed Home Ln Mtge Glbl Nt (500Mm)	1.15%	9/14/2018	1,865	1,865	1,863
Fnma Pass Thru 30Yr #Ad0963	5.50%	9/1/2038	135	150	151
Fnma Pass Thru 30Yr #817640	5.50%	11/1/2035	385	430	428
Fnma Pass Thru 30Yr #Au5386	3.00%	6/1/2043	4,716	4,592	4,692
Fnma P-T Dus #Am1964	2.18%	12/1/2022	1,540	1,431	1,522
Fhlmc Gold 30Yr #Q3-7305	3.00%	11/1/2045	2,912	2,918	2,896
Fhlmc Gold 30Yr Gnt #G0-8693	3.50%	3/1/2046	133	139	136
Fhlmc Gold 30Yr Gnt #G0-8687	3.50%	1/1/2046	5,661	5,913	5,803
Chait 2015-A5 A	1.36%	4/15/2020	777	777	777
Fnma Tba 3.0% Feb 30Yr	3.00%	2/13/2047	38,154	37,496	37,848
Fnma Tba 2.5% Feb 15Yr	2.50%	2/16/2032	3,885	3,856	3,887
Fnma Tba 2.5% Jan 15Yr	2.50%	1/23/2032	6,216	6,205	6,227
Woodside Finance Ltd Co Gtd 144A	8.75%	3/1/2019	311	353	351
Wells Fargo & Company Sr Unsec	3.55%	9/29/2025	2,098	2,104	2,097
Wells Fargo & Company Sr Unsec	2.28%	3/4/2021	2,215	2,216	2,264
Verizon Communicationssr Unsec	3.50%	11/1/2024	2,953	2,982	2,948
Ubs Ag Stamford Ct Sr Unsec	2.38%	8/14/2019	4,274	4,318	4,296
Toronto-Dominion Bank Sr Unsec	2.13%	4/7/2021	1,088	1,086	1,072
Toronto-Dominion Bank Sec 144A	2.25%	3/15/2021	1,088	1,101	1,082
Teva Pharmaceuticals Ne Sr Unsec	1.70%	7/19/2019	544	533	535
Synchrony Financial Sr Unsec	2.11%	2/3/2020	1,554	1,554	1,537
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Svenska Handelsbanken Ab Unsec	2.40%	10/1/2020	1,943	1,941	1,940
Societe Generale Sr Unsec 144A	2.63%	9/16/2020	1,710	1,702	1,711
Shell International Fin Sr Unsec	1.35%	5/11/2020	3,031	3,031	3,034
Santander Holdings Usa Sr Unsec	4.50%	7/17/2025	1,321	1,326	1,315
Santander Uk Group Hldgs Sr Unsec	2.88%	8/5/2021	1,632	1,630	1,597
Royal Bank Of Canada Covered	2.20%	9/23/2019	777	789	782
Royal Bank Of Canada	1.88%	2/5/2020	1,710	1,710	1,702
Oracle Corp Sr Unsec	2.50%	5/15/2022	894	891	888
New York Life Global Fdg Sec 144A	2.00%	4/13/2021	311	311	305
New York Life Global Fdg 144A	1.95%	2/11/2020	1,632	1,632	1,621
Nationwide Bldg Society Sr Unsec 144A	2.45%	7/27/2021	855	853	844
National Australia Bk/Ny Sr Unsec	1.88%	7/12/2021	2,098	2,092	2,032
Medtronic Inc Sr Unsec	3.50%	3/15/2025	2,409	2,488	2,483
Massmutual Global Fundin Sec 144A	2.00%	4/15/2021	1,282	1,282	1,251
Mufg Americas Hldgs Corp Sr Unsec	2.25%	2/10/2020	1,476	1,476	1,461
Kinder Morgan Ener Part Sr Unsec	4.25%	9/1/2024	2,875	2,902	2,941
Jackson Natl Life Global Sec 144A	2.25%	4/29/2021	389	389	383
Jackson Natl Life Global Sec 144A	1.88%	10/15/2018	1,010	1,010	1,013
Jpmorgan Chase & Co Sr Unsec	3.13%	1/23/2025	4,818	4,746	4,715
Iberdrola Fin Ireland Co Gtd 144A	5.00%	9/11/2019	779	848	832
Ing Bank Nv Covered Sec 144A	2.63%	12/5/2022	1,049	1,083	1,043
Hsbc Holdings Plc Sr Unsec	5.10%	4/5/2021	2,953	3,472	3,193
Guardian Life Glob Sec 144A	2.00%	4/26/2021	1,554	1,552	1,517
Goldman Sachs Group Inc Sr Unsec	3.50%	1/23/2025	4,429	4,426	4,378

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
General Electric Co Sr Unsec	2.70%	10/9/2022	4,662	4,770	4,665
Forest Laboratories Llc Sr Unsec 144A	5.00%	12/15/2021	1,321	1,488	1,430
Ford Motor Credit	8.13%	1/15/2020	1,865	2,368	2,152
Enterprise Products Oper Sr Unsec	3.70%	2/15/2026	350	353	352
Energy Transfer Partners Sr Unsec	4.15%	10/1/2020	889	930	921
Enel Finance Intl Sa Co Gtd 144A	5.13%	10/7/2019	505	546	540
Electricite De France Sr Unsec 144A	2.15%	1/22/2019	466	466	467
Electricite De France Nt 144A	6.50%	1/26/2019	1,321	1,481	1,437
Dominion Gas Hldgs Llc Sr Unsec	2.80%	11/15/2020	1,049	1,046	1,060
Deutsche Bank Ag Sr Unsec 144A	4.25%	10/14/2021	1,088	1,089	1,093
Daimler Finance Na Llc Sr Unsec 144A	1.50%	7/5/2019	1,632	1,630	1,606
Crown Castle Towers Llc Co Gtd 144A	4.88%	8/15/2040	699	762	745
Credit Agricole London Sr Unsec 144A	2.38%	7/1/2021	1,826	1,818	1,799
Rabobank Nederland Nt	4.50%	1/11/2021	3,108	3,472	3,342
Commonwealth Bank Aust 144A	1.75%	11/7/2019	1,710	1,708	1,696
Sky Plc Sr Unsec 144A	2.63%	9/16/2019	420	429	422
Barclays Plc Sr Unsec	3.20%	8/10/2021	1,088	1,087	1,076
Banque Fed Cred Mutuel Sr Unsec 144A	2.00%	4/12/2019	777	776	774
Bank Of Nova Scotia Sec	1.88%	4/26/2021	3,419	3,401	3,338
Bank Of America Corp Sr Unsec	4.00%	4/1/2024	2,875	3,003	2,970
Bp Capital Markets Plc Co Gtd	4.74%	3/11/2021	1,943	2,177	2,120
Aviation Capital Group Nt 144A	7.13%	10/15/2020	1,166	1,371	1,348
Anheuser-Busch Inbev Fin Sr Unsec	3.70%	2/1/2024	699	731	724
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	2,253	2,979	2,511

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
American Tower Corp Sr Unsec	5.90%	11/1/2021	466	544	523
Aig Inc	6.40%	12/15/2020	855	976	974
American Express Glbl Sr Nt	7.00%	3/19/2018	3,108	3,911	3,304
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	3,186	3,180	3,194
Abbvie Inc Sr Unsec	3.60%	5/14/2025	3,108	3,135	3,084
At&T Inc Sr Unsec	3.40%	5/15/2025	1,321	1,291	1,276
Pemex Co Gtd Wi	5.50%	1/21/2021	1,088	1,118	1,121
Bab Ut St-B	3.54%	7/1/2025	816	907	859
Port Seattle-Txbl-B1	7.00%	5/1/2036	1,554	1,795	1,722
Kfw Sr Unsec	1.50%	2/6/2019	1,127	1,124	1,127
Industry Pub Facs-A	4.34%	7/1/2024	777	800	822
European Investment Bank Sr Unsec	2.00%	3/15/2021	1,748	1,745	1,742
Cobb-Marietta Coliseu	2.55%	7/1/2021	971	972	979
Vm Cash Fut Dom Rdr Usd	0.01%	12/31/2060	199	199	199
Vm Cash Ccp Lch Fob Usd	0.01%	12/31/2060	8	8	8
Vm Cash Ccp Cme Fob Usd	0.01%	12/31/2060	69	69	69
U S Treasury Repo (HSBC)	0.60%	1/3/2017	35,512	35,512	35,512
Cash Collateral Fut Rdr Usd	0.66%	12/31/2060	64	65	64
Cash Collateral Tba Msc Usd	0.66%	12/31/2060	202	202	202
Cash Collateral Tba Gsc Usd	0.66%	12/31/2060	210	210	210
Cash Collateral Tba Fob Usd	0.66%	12/31/2060	505	505	505
Cash Collateral Lch Fob Usd	0.56%	12/31/2060	260	260	260
Cash Collateral Cme Fob Usd	0.56%	12/31/2060	742	742	742
Collective Us Govt Stif 15 Bps	0.72%	12/1/2030	399	399	399

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
U S Treasury Note	0.63%	8/31/2017	8,159	8,144	8,153
U S Treasury Note	0.63%	5/31/2017	23,156	23,113	23,160
U S Treasury Note	0.88%	1/31/2017	3,808	3,809	3,809
U S Treasury Note	0.50%	1/31/2017	41,184	41,183	41,189
U S Treasury Bills	—%	1/19/2017	389	389	388
Us Bank Na Cincinnati Sr Unsec Frn	1.18%	1/26/2018	1,943	1,943	1,943
Taot 2015-C A2A	0.92%	2/15/2018	128	128	128
Sumitomo Mitsui Banking Sr Unsec Frn	1.46%	1/16/2018	699	701	700
Slma 2006-4 A5 3Mlib+10Bp	0.98%	10/27/2025	252	251	251
Slma 2006-1 A4 3Mlib+9	0.97%	7/25/2019	330	329	329
Slma 2005-6 A5A 3Mlib+11Bp	0.99%	7/27/2026	493	490	491
Slma 2005-3 A5	0.97%	10/25/2024	637	632	634
Nordea Bank Ab Sr Unsec Frn 144A	1.83%	9/17/2018	932	933	938
Navsl 2015-3 A1 1Mlib+32Bp	1.08%	7/25/2030	454	454	454
Navsl 2015-1 A1 1Mlib+30Bp	1.06%	9/26/2022	367	367	366
Fnma Pass Thru 20Yr #Ae0787	5.50%	5/1/2028	123	138	137
Fnma Pass Thru 20Yr #Ad0912	5.50%	4/1/2029	288	322	320
Fnma Pass Thru 30Yr #995759	5.50%	11/1/2038	1,126	1,262	1,259
Fnma Pass Thru 30Yr #940765	5.50%	6/1/2037	165	185	183
Fnma Pass Thru 30Yr #889561	5.50%	6/1/2038	331	369	370
Fnma Pass Thru 20Yr #888843	5.50%	3/1/2027	124	139	138
Fnma Pass Thru 30Yr #865433	5.50%	2/1/2036	19	22	21
Fnma Pass Thru 30Yr #849299	5.50%	1/1/2036	425	474	475
Fnma Pass Thru 30Yr #831356	5.50%	3/1/2036	229	256	255

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fnma Pass Thru 30Yr #808040	5.50%	2/1/2035	552	616	619
Fnma Pass Thru 30Yr #804303	5.50%	11/1/2034	22	25	24
Fnma Pass Thru 30Yr #802316	5.50%	11/1/2034	17	20	22
Fn Arm 793029 Us0006M+158.2 10.869	2.69%	7/1/2034	750	780	790
Fnma Pass Thru 30Yr #756202	5.50%	12/1/2033	17	19	19
Fnma Pass Thru 30Yr #As0924	5.00%	11/1/2043	2,454	2,719	2,673
Fnma Pass Thru 30Yr #Al7579	5.50%	2/1/2042	278	311	311
Fnma Pass Thru 20Yr #Al6938	5.50%	4/1/2030	290	324	323
Fnma Pass Thru 30Yr #357908	5.50%	7/1/2035	23	26	26
Fnma Pass Thru 20Yr #310164	5.50%	1/1/2026	376	420	418
Fnma Pass Thru 20Yr #257047	5.50%	1/1/2028	84	94	93
Fnma Pass Thru 20Yr #256600	5.50%	2/1/2027	2	2	2
Fnma Pass Thru 20Yr #255075	5.50%	2/1/2024	569	636	633
Fed Home Ln Bk Disc Nt	—%	1/13/2017	12,433	12,429	12,432
Fh Arm 1Q1534 H15T1Y+222.9 10.187	2.79%	6/1/2037	1,103	1,165	1,167
Credit Agricole Cib Ny 3(A)3 Disc Nt*	—%	7/28/2017	1,010	1,001	1,003
Bank Tokyo-Mit Ufj Ny 3(A)3 Disc Nt*	—%	7/28/2017	1,787	1,769	1,773
Fnma Tba 5.0% Feb 30Yr	5.00%	2/13/2047	3,885	4,238	4,230
Abbey Natl Treasury Serv 3(A)3 Disc Nt*	—%	7/20/2017	699	693	695
Net Bond/Stock Equivalent Futures(Due to)/Due From Broker				872	872
Net Unsettled Trades				(52,455)	(52,455)
Interest And Dividends Accrued/Receivable				$1,597	$1,597
Centrally Cleared Swaps (Due To) / Due From Broker				(1,145)	(1,145)
Fair value of contract				328,720	327,132

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Royal Bank of Canada Contract No. Citigroup01
Fin Fut Us Ultra 30Yr Cbt 03/22/17	6.00%	3/23/2017	(544)	(879)	(872)
Irs Usd 1.75000 12/21/16-10Y Lch	1.75%	12/21/2026	(3,730)	(49)	198
Irs Usd 1.75000 12/21/16-10Y Cme	1.75%	12/21/2026	(19,504)	153	1,069
Irs Usd 1.25000 12/21/16-2Y Cme	1.25%	12/21/2018	27,741	(63)	(107)
Irs Usd 1.25000 06/15/16-2Y Cme	1.25%	6/15/2018	35,123	295	(28)
Irs Usd 2.25000 06/15/16-10Y Cme	2.25%	6/15/2026	(1,632)	(112)	11
Irs Usd 2.25000 06/15/16-10Y Lch	2.25%	6/15/2026	(466)	(16)	2
U S Treasury Inflate Prot Bd	0.38%	7/15/2025	950	926	946
U S Treasury Note	1.00%	5/15/2018	3,108	3,107	3,108
U S Treasury Note	1.00%	11/30/2018	7,071	7,044	7,049
U S Treasury Note	1.38%	9/30/2023	7,460	7,369	7,065
U S Treasury Note	2.13%	8/15/2021	5,517	5,604	5,570
U S Treasury Inflate Prot Bd	0.63%	1/15/2026	2,688	2,670	2,713
Fed Home Ln Mtge Glbl Nt (6Mmm)	1.25%	10/2/2019	6,994	6,931	6,955
Fnma Nt (3.5Mmm)	1.75%	11/26/2019	6,994	7,079	7,050
Fnma Glbl Nt (500Mm)	1.25%	8/23/2019	1,321	1,321	1,312
Fed Home Ln Mtge Glbl Nt (500Mm)	1.15%	9/14/2018	1,865	1,865	1,863
Fnma Pass Thru 30Yr #Ad0963	5.50%	9/1/2038	135	150	151
Fnma Pass Thru 30Yr #817640	5.50%	11/1/2035	385	430	428
Fnma Pass Thru 30Yr #Au5386	3.00%	6/1/2043	4,716	4,591	4,692
Fnma P-T Dus #Am1964	2.18%	12/1/2022	1,540	1,430	1,522
Fhlmc Gold 30Yr #Q3-7305	3.00%	11/1/2045	2,912	2,918	2,896
Fhlmc Gold 30Yr Gnt #G0-8693	3.50%	3/1/2046	133	139	136

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fhlmc Gold 30Yr Gnt #G0-8687	3.50%	1/1/2046	5,661	5,912	5,803
Chait 2015-A5 A	1.36%	4/15/2020	777	777	777
Fnma Tba 3.0% Feb 30Yr	3.00%	2/13/2047	38,154	37,496	37,848
Fnma Tba 2.5% Feb 15Yr	2.50%	2/16/2032	3,885	3,856	3,887
Fnma Tba 2.5% Jan 15Yr	2.50%	1/23/2032	6,216	6,204	6,227
Woodside Finance Ltd Co Gtd 144A	8.75%	3/1/2019	311	353	351
Wells Fargo & Company Sr Unsec	3.55%	9/29/2025	2,098	2,103	2,097
Wells Fargo & Company Sr Unsec	2.28%	3/4/2021	2,215	2,215	2,264
Verizon Communicationssr Unsec	3.50%	11/1/2024	2,953	2,982	2,948
Ubs Ag Stamford Ct Sr Unsec	2.38%	8/14/2019	4,274	4,317	4,296
Toronto-Dominion Bank Sr Unsec	2.13%	4/7/2021	1,088	1,086	1,072
Toronto-Dominion Bank Sec 144A	2.25%	3/15/2021	1,088	1,101	1,082
Teva Pharmaceuticals Ne Sr Unsec	1.70%	7/19/2019	544	532	535
Synchrony Financial Sr Unsec	2.11%	2/3/2020	1,554	1,554	1,537
Svenska Handelsbanken Ab Unsec	2.40%	10/1/2020	1,943	1,940	1,940
Societe Generale Sr Unsec 144A	2.63%	9/16/2020	1,710	1,702	1,711
Shell International Fin Sr Unsec	1.35%	5/11/2020	3,031	3,030	3,034
Santander Holdings Usa Sr Unsec	4.50%	7/17/2025	1,321	1,325	1,315
Santander Uk Group Hldgs Sr Unsec	2.88%	8/5/2021	1,632	1,629	1,597
Royal Bank Of Canada Covered	2.20%	9/23/2019	777	789	782
Royal Bank Of Canada	1.88%	2/5/2020	1,710	1,709	1,702
Oracle Corp Sr Unsec	2.50%	5/15/2022	894	890	888
New York Life Global Fdg Sec 144A	2.00%	4/13/2021	311	310	305
New York Life Global Fdg 144A	1.95%	2/11/2020	1,632	1,631	1,621

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Nationwide Bldg Society Sr Unsec 144A	2.45%	7/27/2021	855	853	844
National Australia Bk/Ny Sr Unsec	1.88%	7/12/2021	2,098	2,092	2,032
Medtronic Inc Sr Unsec	3.50%	3/15/2025	2,409	2,488	2,483
Massmutual Global Fundin Sec 144A	2.00%	4/15/2021	1,282	1,282	1,251
Mufg Americas Hldgs Corp Sr Unsec	2.25%	2/10/2020	1,476	1,476	1,461
Kinder Morgan Ener Part Sr Unsec	4.25%	9/1/2024	2,875	2,902	2,941
Jackson Natl Life Global Sec 144A	2.25%	4/29/2021	389	388	383
Jackson Natl Life Global Sec 144A	1.88%	10/15/2018	1,010	1,009	1,013
Jpmorgan Chase & Co Sr Unsec	3.13%	1/23/2025	4,818	4,746	4,715
Iberdrola Fin Ireland Co Gtd 144A	5.00%	9/11/2019	779	847	832
Ing Bank Nv Covered Sec 144A	2.63%	12/5/2022	1,049	1,082	1,043
Hsbc Holdings Plc Sr Unsec	5.10%	4/5/2021	2,953	3,472	3,193
Guardian Life Glob Sec 144A	2.00%	4/26/2021	1,554	1,552	1,517
Goldman Sachs Group Inc Sr Unsec	3.50%	1/23/2025	4,429	4,426	4,378
General Electric Co Sr Unsec	2.70%	10/9/2022	4,662	4,769	4,665
Forest Laboratories Llc Sr Unsec 144A	5.00%	12/15/2021	1,321	1,488	1,430
Ford Motor Credit	8.13%	1/15/2020	1,865	2,368	2,152
Enterprise Products Oper Sr Unsec	3.70%	2/15/2026	350	353	352
Energy Transfer Partners Sr Unsec	4.15%	10/1/2020	889	930	921
Enel Finance Intl Sa Co Gtd 144A	5.13%	10/7/2019	505	545	540
Electricite De France Sr Unsec 144A	2.15%	1/22/2019	466	466	467
Electricite De France Nt 144A	6.50%	1/26/2019	1,321	1,481	1,437
Dominion Gas Hldgs Llc Sr Unsec	2.80%	11/15/2020	1,049	1,045	1,060
Deutsche Bank Ag Sr Unsec 144A	4.25%	10/14/2021	1,088	1,089	1,093

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Daimler Finance Na Llc Sr Unsec 144A	1.50%	7/5/2019	1,632	1,629	1,606
Crown Castle Towers Llc Co Gtd 144A	4.88%	8/15/2040	699	761	745
Credit Agricole London Sr Unsec 144A	2.38%	7/1/2021	1,826	1,817	1,799
Rabobank Nederland Nt	4.50%	1/11/2021	3,108	3,472	3,342
Commonwealth Bank Aust 144A	1.75%	11/7/2019	1,710	1,707	1,696
Sky Plc Sr Unsec 144A	2.63%	9/16/2019	420	428	422
Barclays Plc Sr Unsec	3.20%	8/10/2021	1,088	1,087	1,076
Banque Fed Cred Mutuel Sr Unsec 144A	2.00%	4/12/2019	777	776	774
Bank Of Nova Scotia Sec	1.88%	4/26/2021	3,419	3,401	3,338
Bank Of America Corp Sr Unsec	4.00%	4/1/2024	2,875	3,002	2,970
Bp Capital Markets Plc Co Gtd	4.74%	3/11/2021	1,943	2,176	2,120
Aviation Capital Group Nt 144A	7.13%	10/15/2020	1,166	1,371	1,348
Anheuser-Busch Inbev Fin Sr Unsec	3.70%	2/1/2024	699	731	724
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	2,253	2,979	2,511
American Tower Corp Sr Unsec	5.90%	11/1/2021	466	544	523
Aig Inc	6.40%	12/15/2020	855	975	974
American Express Glbl Sr Nt	7.00%	3/19/2018	3,108	3,910	3,304
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	3,186	3,179	3,194
Abbvie Inc Sr Unsec	3.60%	5/14/2025	3,108	3,135	3,084
At&T Inc Sr Unsec	3.40%	5/15/2025	1,321	1,291	1,276
Pemex Co Gtd Wi	5.50%	1/21/2021	1,088	1,117	1,121
Bab Ut St-B	3.54%	7/1/2025	816	906	859
Port Seattle-Txbl-B1	7.00%	5/1/2036	1,554	1,795	1,722
Kfw Sr Unsec	1.50%	2/6/2019	1,127	1,124	1,127

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Industry Pub Facs-A	4.34%	7/1/2024	777	800	822
European Investment Bank Sr Unsec	2.00%	3/15/2021	1,748	1,745	1,742
Cobb-Marietta Coliseu	2.55%	7/1/2021	971	971	979
Vm Cash Fut Dom Rdr Usd	0.01%	12/31/2060	199	199	199
Vm Cash Ccp Lch Fob Usd	0.01%	12/31/2060	8	8	8
Vm Cash Ccp Cme Fob Usd	0.01%	12/31/2060	69	69	69
U S Treasury Repo (HSBC)	0.60%	1/3/2017	35,512	35,511	35,512
Cash Collateral Fut Rdr Usd	0.66%	12/31/2060	64	64	64
Cash Collateral Tba Msc Usd	0.66%	12/31/2060	202	202	202
Cash Collateral Tba Gsc Usd	0.66%	12/31/2060	210	210	210
Cash Collateral Tba Fob Usd	0.66%	12/31/2060	505	505	505
Cash Collateral Lch Fob Usd	0.56%	12/31/2060	260	259	260
Cash Collateral Cme Fob Usd	0.56%	12/31/2060	742	742	742
Collective Us Govt Stif 15 Bps	0.72%	12/1/2030	399	398	399
U S Treasury Note	0.63%	8/31/2017	8,159	8,144	8,153
U S Treasury Note	0.63%	5/31/2017	23,156	23,113	23,160
U S Treasury Note	0.88%	1/31/2017	3,808	3,809	3,809
U S Treasury Note	0.50%	1/31/2017	41,184	41,182	41,189
U S Treasury Bills	—%	1/19/2017	389	388	388
Us Bank Na Cincinnati Sr Unsec Frn	1.18%	1/26/2018	1,943	1,942	1,943
Taot 2015-C A2A	0.92%	2/15/2018	128	128	128
Sumitomo Mitsui Banking Sr Unsec Frn	1.46%	1/16/2018	699	701	700
Slma 2006-4 A5 3Mlib+10Bp	0.98%	10/27/2025	252	250	251
Slma 2006-1 A4 3Mlib+9	0.97%	7/25/2019	330	328	329

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Slma 2005-6 A5A 3Mlib+11Bp	0.99%	7/27/2026	493	490	491
Slma 2005-3 A5	0.97%	10/25/2024	637	631	634
Nordea Bank Ab Sr Unsec Frn 144A	1.83%	9/17/2018	932	932	938
Navsl 2015-3 A1 1Mlib+32Bp	1.08%	7/25/2030	454	454	454
Navsl 2015-1 A1 1Mlib+30Bp	1.06%	9/26/2022	367	367	366
Fnma Pass Thru 20Yr #Ae0787	5.50%	5/1/2028	123	137	137
Fnma Pass Thru 20Yr #Ad0912	5.50%	4/1/2029	288	322	320
Fnma Pass Thru 30Yr #995759	5.50%	11/1/2038	1,126	1,262	1,259
Fnma Pass Thru 30Yr #940765	5.50%	6/1/2037	165	184	183
Fnma Pass Thru 30Yr #889561	5.50%	6/1/2038	331	369	370
Fnma Pass Thru 20Yr #888843	5.50%	3/1/2027	124	138	138
Fnma Pass Thru 30Yr #865433	5.50%	2/1/2036	19	21	21
Fnma Pass Thru 30Yr #849299	5.50%	1/1/2036	425	474	475
Fnma Pass Thru 30Yr #831356	5.50%	3/1/2036	229	255	255
Fnma Pass Thru 30Yr #808040	5.50%	2/1/2035	552	616	619
Fnma Pass Thru 30Yr #804303	5.50%	11/1/2034	22	24	24
Fnma Pass Thru 30Yr #802316	5.50%	11/1/2034	17	19	22
Fn Arm 793029 Us0006M+158.2 10.869	2.69%	7/1/2034	750	779	790
Fnma Pass Thru 30Yr #756202	5.50%	12/1/2033	17	19	19
Fnma Pass Thru 30Yr #As0924	5.00%	11/1/2043	2,454	2,719	2,673
Fnma Pass Thru 30Yr #Al7579	5.50%	2/1/2042	278	310	311
Fnma Pass Thru 20Yr #Al6938	5.50%	4/1/2030	290	324	323
Fnma Pass Thru 30Yr #357908	5.50%	7/1/2035	23	26	26
Fnma Pass Thru 20Yr #310164	5.50%	1/1/2026	376	419	418

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fnma Pass Thru 20Yr #257047	5.50%	1/1/2028	84	93	93
Fnma Pass Thru 20Yr #256600	5.50%	2/1/2027	2	2	2
Fnma Pass Thru 20Yr #255075	5.50%	2/1/2024	569	635	633
Fed Home Ln Bk Disc Nt	—%	1/13/2017	12,433	12,429	12,432
Fh Arm 1Q1534 H15T1Y+222.9 10.187	2.79%	6/1/2037	1,103	1,164	1,167
Credit Agricole Cib Ny 3(A)3 Disc Nt*	—%	7/28/2017	1,010	1,001	1,003
Bank Tokyo-Mit Ufj Ny 3(A)3 Disc Nt*	—%	7/28/2017	1,787	1,769	1,773
Fnma Tba 5.0% Feb 30Yr	5.00%	2/13/2047	3,885	4,237	4,230
Abbey Natl Treasury Serv 3(A)3 Disc Nt*	—%	7/20/2017	699	693	695
Net Bond/Stock Equivalent Futures(Due to)/Due From Broker				872	872
Net Unsettled Trades				(52,455)	(52,455)
Interest And Dividends Accrued/Receivable				1,597	1,597
Centrally Cleared Swaps (Due To) / Due From Broker				(1,145)	(1,145)
Fair value of contract				328,659	327,132
Nationwide: STA_CIT_IP_0616
Aeptc 2012-1 A2	1.98%	6/1/2020	4,973	4,973	5,004
Comm 2014-Cr14 A2	3.15%	1/10/2019	3,846	3,846	3,917
Comet 2015-A1 A	1.39%	3/15/2018	4,662	4,662	4,663
Carmx 2016-2 A3	1.52%	10/15/2019	3,730	3,730	3,716
Chait 2015-A7 A7	1.62%	7/16/2018	4,041	4,041	4,052
Chait 2016-A4 A4	1.49%	7/15/2020	6,838	6,837	6,716
Cgcmt 2016-Gc36 A1	1.61%	1/11/2021	6,683	6,103	6,022
Duk 1.731 09/01/22	1.73%	9/1/2022	8,548	8,547	8,354
Fnr 2011-87 Ja	3.00%	2/26/2024	9,053	2,677	2,734

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fnr 2011-98 Ae	2.50%	4/26/2021	12,588	2,919	2,956
Fnr 2011-132 A	3.00%	2/25/2022	12,433	3,182	3,288
Fnr 2015-48 Db	3.00%	4/25/2022	4,662	3,658	3,756
Fhr 3774 Ab	3.50%	7/15/2020	14,345	2,224	2,306
Fhr 3856 Ea	3.00%	8/15/2018	5,408	313	317
Fhr 3920 Ab	3.00%	4/15/2021	13,055	2,943	3,004
Fhr 3970 Da	3.00%	10/15/2021	8,237	1,706	1,741
Fhr 3979 Gd	3.00%	6/15/2022	5,439	1,472	1,511
Fhr 4039 Me	2.00%	2/18/2025	7,771	2,960	2,899
Fhr 4272 Yg	2.00%	12/15/2022	7,771	3,179	3,194
Fhr 4297 Ca	3.00%	2/15/2024	10,102	6,474	6,490
Fhr 4486 Jn	2.00%	2/15/2024	4,662	3,623	3,586
Fhr 4504 Dn	3.00%	12/16/2024	10,257	7,519	7,432
Fnr 2010-99 Dp	3.00%	7/27/2020	24,477	2,403	2,457
Fordo 2015-C A3	1.41%	11/15/2019	1,896	1,896	1,898
Gsms 2012-Gcj9 A2	1.76%	11/10/2017	5,051	5,051	5,071
Gmalt 2015-3 A3	1.69%	6/20/2018	3,652	3,652	3,663
Gnr 2010-151 Dq	4.00%	8/20/2020	9,558	2,382	2,464
Gnr 2011-51 Lx	4.00%	4/22/2019	3,108	1,550	1,585
Gnr 2011-160 A	3.00%	10/20/2020	10,102	2,513	2,576
Gnr 2013-124 Cp	2.50%	10/20/2023	6,605	3,089	3,120
Gnr 2014-140 Mv	4.00%	5/20/2021	3,108	2,674	2,843
Gnr 2015-16 Gm	2.00%	4/22/2024	9,636	7,423	7,317
Jpmbb 2013-C12 A2	2.42%	6/15/2018	4,662	4,104	4,150

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITI RETIREMENT SAVINGS PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Jpmbb 2015-C33 A1	1.90%	10/15/2020	4,854	4,040	3,996
Jdot 2015-B A3	1.44%	4/15/2019	4,274	4,274	4,280
Msbam 2015-C26 A1	1.59%	9/15/2020	4,196	3,596	3,561
Msbam 2013-C11 A2	3.09%	8/15/2018	4,072	3,469	3,536
Narot 2016-C A3	1.18%	11/15/2019	2,642	2,642	2,619
Taot 2015-C A3	1.34%	7/16/2018	4,041	4,041	4,043
T 0 3/4 08/15/19	0.75%	8/15/2019	23,391	23,302	23,097
T 0 7/8 10/15/18	0.88%	10/15/2018	168	168	167
T 1 03/15/19	1.00%	3/15/2019	4,241	4,241	4,231
T 0 7/8 05/15/19	0.88%	5/15/2019	1,245	1,246	1,234
T 1 11/15/19	1.00%	11/15/2019	23,559	23,297	23,305
T 1 1/8 06/15/18	1.13%	6/15/2018	2,549	2,549	2,553
Wfrbs 2013-C11 A2	2.03%	2/15/2018	7,771	4,959	4,940
Wfrbs 2013-C17 A2	2.92%	11/15/2018	2,642	2,642	2,700
Woart 2016-B A3	1.30%	8/17/2020	3,885	3,884	3,841
Fair value of contract				212,675	212,905
Total Synthetic GICs				1,572,443	1,643,341
Total GICs (including wrapper Contracts)				1,875,862	1,947,542
Total Investments				25,733,155	30,866,951
Loans receivables from participants
211 loans carrying an interest rate of 4.25% to 4.50% with maturities up 17 years				—	1,278,707
Total				$25,733,155	$34,145,658

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Citi Retirement Savings Plan for Puerto Rico

By: /s/ J. Michael Murray
J. Michael Murray
Global Head of Human Resources

Date: June 9, 2017